SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH FEBRUARY 23, 2006

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

Contents

Report of Independent Auditors
Consolidated Balance Sheets
Consolidated Statement of Income
Consolidated Statement of Cash Flow
Notes to the Consolidated Financial Statements

ThCh$ :	Thousands of Chilean pesos.
UF :	The Unidad de Fomento, or UF, is an inflation-indexed peso denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month.
ThUS$ :	Thousands of US dollars.

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
(Translation of financial statements originally issued in Spanish – see note 2)

Report of Independent Auditors (Translation of a report originally issued in Spanish – See Note 2)

To the Partners of Compañía de Telecomunicaciones de Chile S.A.

We have audited the accompanying cosolidadted balance sheets of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries (the "Company") as of December 31, 2005, and the related consolidated statements are the responsibility of the Company´s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries for the year ended December 31, 2004 were audited by other auditors, who issued an unqualified opinion in their report dated January 21, 2005. The attached Relevant Events do not form part of these financial statements; therefore, this report does not extend to them.

We conducted our audit in accordance with generally accepted auditing standards in Chile. Those standards require that we plah and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles in Chile.
/s/ Andrés Marchant V. Santiago, Chile January 24, 2006	ERNST & YOUNG LTDA.

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2005 and 2004

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005)

ASSETS	Notes	2005	2004
		ThCh$	ThCh$

CURRENT ASSETS
Cash		6,292,104	8,142,844
Time deposits	(34)	84,968,946	55,051,695
Marketable securities, net	(4)	15,747,311	27,061,316
Accounts receivable, net	(5)	141,585,377	158,420,629
Notes receivable, net	(5)	3,362,837	4,727,488
Other receivables	(5)	13,173,376	23,448,700
Accounts receivable from related companies	(6 a)	18,027,467	21,922,037
Inventories, net		2,808,747	6,638,749
Recoverable taxes		4,634,259	-
Prepaid expenses		2,601,348	3,250,494
Deferred taxes	(7 b)	11,685,444	14,760,545
Other current assets	(8)	11,099,939	114,106,058

TOTAL CURRENT ASSETS		315,987,155	437,530,555

PROPERTY, PLANT AND EQUIPMENT	(10)
Land		27,279,904	27,288,397
Buildings and improvements		196,963,976	196,516,539
Machinery and equipment		3,246,876,306	3,224,360,009
Other property, plant and equipment		258,490,450	266,841,599
Technical revaluation		9,743,926	9,775,770
Less: Accumulated depreciation		2,438,856,590	2,292,121,636

TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,300,497,972	1,432,660,678

OTHER LONG-TERM ASSETS
Investments in related companies	(11)	7,832,220	7,895,628
Investments in other companies		4,093	4,093
Goodwill	(12)	18,451,329	20,034,890
Other receivables	(5)	15,383,918	18,068,691
Intangibles	(13)	48,876,469	39,834,324
Less: Accumulated amortization	(13)	11,844,430	7,142,029
Others	(14)	13,611,626	13,940,466

TOTAL OTHERS LONG-TERM ASSETS		92,315,225	92,636,063

TOTAL ASSETS		1,708,800,352	1,962,827,296

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2005 and 2004

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005)

LIABILITIES	Notes	2005	2004
		ThCh$	ThCh$

CURRENT LIABILITIES
Short-term obligations with banks and financial institutions	(15)	-	20,180,217
Short-term portion of long-term debt	(15)	1,319,583	16,075,391
Commercial paper	(17 a)	57,086,999	35,997,599
Current maturities of bonds payable	(17 b)	111,373,292	79,148,971
Current maturities of other long-term obligations		16,515	33,291
Dividends payable		1,719,486	1,834,788
Trade accounts payable	(35)	84,252,768	73,750,775
Other payables	(36)	8,781,487	43,736,847
Accounts payable to related companies	(6 b)	27,501,420	28,963,154
Accruals	(18)	10,087,472	7,660,284
Withholdings		12,325,502	16,082,858
Income tax		-	28,302,913
Unearned income		6,758,593	7,977,797
Other current liabilities		4,828,635	1,154,803

TOTAL CURRENT LIABILITIES		326,051,752	360,899,688

LONG-TERM LIABILITIES
Long-term debt with banks and financial institutions	(16)	320,150,450	352,511,549
Bonds payable	(17 b)	12,197,201	132,438,266
Other accounts payable		25,478,768	2,257,850
Accruals	(18)	35,336,836	30,308,000
Deferred taxes	(7 b)	58,362,926	58,028,266
Other liabilities		4,011,665	4,367,360

TOTAL LONG-TERM LIABILITIES		455,537,846	579,911,291

MINORITY INTEREST	(20)	1,635,731	1,689,947

SHAREHOLDERS’ EQUITY	(21)
Paid-in capital		912,692,729	912,692,729
Other reserves		(1,751,241)	(1,282,206)
Retained earnings		14,633,535	108,915,847
Retained earnings		-	50,563,380
Net income		25,183,320	322,847,306
Less: Interim dividend		10,549,785	264,494,839

TOTAL SHAREHOLDERS’ EQUITY		925,575,023	1,020,326,370

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,708,800,352	1,962,827,296

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2005 and 2004

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005)

OPERATING INCOME		2005	2004
		ThCh$	ThCh$

Operating revenues		580,709,917	728,178,713
Less: Operating costs		373,054,216	460,450,195

Gross profit		207,655,701	267,728,518

Less: Administrative and selling expenses		120,559,495	165,025,547

OPERATING INCOME		87,096,206	102,702,971

NON-OPERATING RESULTS

Interest income		7,984,778	9,620,178
Equity participation in income of equity-method investees	(11)	1,712,369	746,237
Other non-operating income	(22 a)	3,105,615	492,606,614
Equity participation in losses of equity-method investees	(11)	32,510	184,069
Less: Amortization of goodwill	(12)	1,583,561	145,456,819
Less: Interest expense and other		29,501,226	55,999,390
Less: Other non-operating expenses	(22 b)	13,076,966	25,559,119
Price-level restatement, net	(23)	1,944,827	(4,316,612)
Foreign currency translation, net	(24)	956,052	13,621,976

NON-OPERATING (LOSS) INCOME, NET		(28,490,622)	285,078,996

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		58,605,584	387,781,967
Income taxes	(7 c)	(33,392,172)	(64,641,434)

INCOME BEFORE MINORITY INTEREST		25,213,412	323,140,533
Minority interest	(20)	(30,092)	(293,227)

NET INCOME		25,183,320	322,847,306

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2005 and 2004

	2005	2004
	ThCh$	ThCh$

NET CASH FROM OPERATING ACTIVITIES	221,612,844	229,908,577

Net income	25,183,320	322,847,306

Sales of assets	21,291	(488,304,062)
Loss on sales of property, plant and equipment	21,291	15,848
Gain on sales of investments (less)	-	(488,319,910)

Charges ( credits ) to income that do not represent
cash flows	228,225,830	428,710,260
Depreciation for the year	196,787,652	242,685,555
Amortization of intangibles	4,747,635	2,668,816
Provisions and write offs	24,390,021	36,829,675
Equity participation in income of equity method investees (less)	(1,712,369)	(746,237)
Equity participation in losses of equity method investees	32,510	184,069
Amortization of goodwill	1,583,561	145,456,819
Price-level restatement	(1,944,827)	4,316,612
Foreign currency translation	(956,052)	(13,621,976)
Other credits to income that do not represent cash flows (less)	(285,247)	(1,039,613)
Other charges to income that do not represent cash flows	5,582,946	11,976,540

Changes in operating assets
(Increase) decrease	64,645,556	(4,415,008)
Trade accounts receivable	(5,897,035)	(14,002,715)
Inventories	2,201,866	(13,984,502)
Other assets	68,340,725	23,572,209

Changes in operating liabilities
Increase (decrease)	(96,493,245)	(29,223,146)
Accounts payable related to operating activities	(72,924,798)	(64,021,285)
Interest payable	1,712,871	(7,600,952)
Income taxes payable (net)	(23,268,100)	45,884,002
Other accounts payable related to non-operating activities	1,692,456	(6,629,932)
V.A.T. and other similar taxes payable	(3,705,674)	3,145,021

Minority interest	30,092	293,227

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2005 and 2004

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005)

	2005	2004
	ThCh$	ThCh$

NET CASH USED IN FINANCING ACTIVITIES	(201,169,876)	(882,678,601)

Obligations with the public	69,016,189	36,114,909
Dividends paid ( less )	(115,741,080)	(656,668,881)
Loans repaid ( less )	(34,371,403)	(17,803,026)
Repayment of obligations with the public ( less )	(120,073,582)	(221,198,890)
Payment of documented loans to related companies ( less )	-	(23,122,713)

NET CASH PROVIDED BY ( USED IN ) INVESTING ACTIVITIES	(86,438,532)	786,750,902

Sales of property, plant and equipment	1,237,690	185,606
Sales of in related companies investments	-	705,732,280
Sales of others investments	11,893,733	17,692,651
Collection of documented loans to related companies	-	176,165,990
Other investment income	26,313	-
Acquisition of property, plant and equipment ( less )	(72,065,962)	(91,376,669)
Investments in related companies ( less )	(48,571)	-
Investments in financial instuments ( less )	(18,752,651)	(11,323,231)
Other investing activities ( less )	(8,729,084)	(10,325,725)

NET CASH FLOWS FOR THE YEAR	(65,995,564)	133,980,878

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(1,542,004)	(6,575,576)

NET INCREASE OF CASH AND CASH EQUIVALENTS	(67,537,568)	127,405,302

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	162,799,128	35,393,826

CASH AND CASH EQUIVALENTS AT END OF YEAR	95,261,560	162,799,128

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements

1. Composition of Consolidated Group and Registration with the Securities Registry:

a) The Company is a publicly-held corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance (“SVS”).

b) Subsidiary companies registered with the Securities Registry:

			Participation (direct & indirect)

Subsidiaries	TAXPAYER	Registration	2005	2004
	No.	Number	%	%

Telefónica Mundo S.A.	96,551,670-0	456	99.16	99.16
Globus 120 S.A.	96,887,420-9	694	99.99	99.99
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	863	99.99	99.99

2. Summary of Significant Accounting Policies:

(a) Accounting period:

The consolidated financial statements correspond to the year ended December 31, 2005 and 2004.

(b) Basis of preparation:

These consolidated financial statements (hereinafter “the financial statements”) have been prepared in accordance with Generally Accepted Accounting Principles in Chile (“Chilean GAAP”) and standards set forth by the Chilean Superintendency of Securities and Insurance (“SVS”). In the event of any discrepancies in these regulations, SVS regulations supersede Chilean GAAP. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). For the convenience of the reader, these financial statements have been translated from Spanish to English.

The Company’s financial statements as of June 30 and December 31 of each year are prepared in order to be reviewed and audited respectively, in accordance with current legal regulations. With respect to the quarterly financial statements as of March and September, the Company voluntarily submits these to an interim financial information review performed in accordance with the regulations established for this type of review, described in generally accepted auditing standard No. 45 Section No. 722, issued by the Chilean Association of Accountants.

(c) Basis of presentation:

The consolidated financial statements for 2004 and their notes have been adjusted for comparison purposes by 3.6% in order to allow comparison with the 2005 financial statements. For comparison purposes, certain reclassifications have been made to the 2004 financial statements.

(d) Basis of consolidation:

These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant intercompany transactions have been eliminated, and the participation of minority investors has been recognized under Minority Interest (see note 20).

Notes to the Consolidated Financial Statements, continued

2. Summary of Significant Accounting Policies, continued:

(d) Basis of consolidation, continued:

Companies included in consolidation:

As of December 31, 2005 the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

TAXPAYER	Company Name		Participation Percentage

No.			2005		2004
		Direct	Indirect	Total	Total

96,545,500-0	CTC Equipos y Servicios de Telecomunicaciones S.A.	99.99	-	99.99	99.99
96,551,670-0	Telefónica Mundo S.A.	99.16	-	99.16	99.16
96,961,230-5	Telefonica Gestión de Servicios Compartidos Chile S.A.	99.90	0.09	99.99	99.99
96,786,140-5	Telefónica Móvil S.A. (1)	-	-	-	99.99
74,944,200-k	Fundación Telefónica Chile	50.00	-	50.00	50.00
96,887,420-9	Globus 120 S.A.	99.99	-	99.99	99.99
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	99.93	0.06	99.99	99.99
90,430,000-4	Telefónica Empresas CTC Chile S.A.	99.99	-	99.99	99.99
96,834,320-3	Telefónica Internet Empresas S.A.	-	99.99	99.99	99.99
96,811,570-7	Administradora de Telepeajes de Chile S.A.	-	79.99	79.99	79.99
78,703,410-1	Tecnonáutica S.A.	-	99.99	99.99	99.99

1) On July 23, 2004, Telefónica CTC Chile sold 100% of its participation in Telefónica Móvil de Chile S.A.. This transaction implied a disbursement by Telefónica Móviles S.A. (purchaser) of US$ 1,058 million, which was paid on July 28, 2004. This transaction caused Telefónica CTC Chile to recognize an effect on income (net income), after extraordinary amortization of goodwill as of June 2004 associated to this investments and net of taxes in the amount of ThCh$303,540,170 as of December 2004 (equivalent to approximately US$470 million as of the transaction date).

(e) Price-level restatement:

The interim consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Chilean Gaap, in order to reflect the changes in the purchasing power of the currency during both years. The accumulated variation in the CPI as of December 31, 2005 and 2004, for initial balances, is 3.6% and 2.5%, respectively.

(f) Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Real and UF (Unidad de Fomento), have been converted to pesos at the exchange rates as of each year-end:

YEAR	US$	EURO	BRAZILIAN REAL	UF

2005	512.50	606.08	219.35	17,974.81
2004	557.40	760.13	-	17,317.05

Foreing currency traslation differences originating in the application of this Standard are charged or credited to net income.

(g) Time deposits:

Time deposits are carried at cost, plus adjustments where applicable, and accrued interest as of year-end.

(h) Marketable securities:

Fixed income securities are recorded at their price-level restated acquisition value, plus interest accrued as of each year-end using the real interest rate determined as of the purchase date, or their market value, whichever is less.

(i) Inventories:

Equipment held for sale is carried at price-level restated acquisition or development cost or at market value, whichever is less.

Inventories expected to be used during the next twelve months are classified as current assets and their cost is price-level restated. The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

(j) Allowance for doubtful accounts:

Different percentages are applied when calculating the allowance for doubtful accounts, taking into consideration the aging of such accounts, reaching in some cases 100% for debts exceeding 120 days and 180 days in the case of large customers (corporations).

(k) Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition and/or construction cost.

Property, plant and equipment acquired up to December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No.4, and those acquired subsequently are carried at their acquisition value, except for those assets which are carried at the appraisal value recorded as of September 30, 1986, as authorized in SVS Circular No.550. All these values have been price-level restated.

(l) Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 7.62% .

(m) Leased assets:

Rented assets received in rental with a purchase option and whose contracts satisfy the characteristics of a financial lease are recorded in a similar fashion to the acquisition of property, plant and equipment, recognizing the full obligation and interest on an accrual basis. These assets are not legally owned by the Company; therefore until it exercises the purchase option they cannot be freely disposed of.

(n) Intangibles:

i) Rights to underwater cable:

Corresponds to the rights acquired by the Company for the use of an underwater cable to transmit voice and data. This right is amortized over the term of the respective contracts, with a maximum of 25 years.

ii) Software licenses:

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 4 years.

(ñ) Investments in related companies:

These investments are accounted for under the equity method which recognizes the investor’s share of income on an accrual basis. For investments abroad, the valuation methodology applied is that defined in Technical Bulletin No. 64. These investments are controlled in dollars, since they are in countries deemed to be unstable and their activities are not an extension of the operations of the Parent Company.

(o) Goodwill:

Corresponds to the valuation differences that arise when adjusting the cost of the investments, adopting the Equity method or making a new purchase. Goodwill and negative goodwill amortization periods have been determined considering aspects such as the nature and characteristics of the business and the estimated period of return of the investment. Goodwill arising on the acquisition of investments abroad is controlled in United States dollars (same currency in which the investment is controlled) as per Technical Bulletin No. 64 of the Chilean Accountants Association (see note 12).

Goodwill impairment has been assessed as required in SVS Circular No.1,697 and Technical Bulletin No.72 issued by the Chilean Association of Accountants.

(p) Transactions with resale agreements:

Purchases of securities under agreement to resell are recorded as fixed rate securities and are classified under Other Current Assets (see note 8).

(q) Obligations with the public:

• Bonds payable are presented in liabilities at the par value of the issued bonds (see note 17b). The difference between the par and placement value, determined on the basis of the designated interest rate for the transaction, is deferred and amortized using the straight-line method over the term of the respective bond (see notes 8 and 14).

• Commercial paper is presented in liabilities at its placement value, plus accrued interest (see note 17a).

Costs directly related to the placement of these obligations are deferred and amortized using the straight-line method over the term of the respective liability.

(r) Current and deferred income taxes:

Income taxes are recorded on the basis of taxable net income. Recognition of deferred taxes on all temporary differences, usable tax loss carry forwards, and other events that create differences between the tax and accounting values, performaed in accordance with Technical Bulletins No. 60 and its modifications issued by the Chilean Accountants Association and as established by the SVS Circular No. 1,466 dated January 27, 2000.

Notes to the Consolidated Financial Statements, continued

2. Summary of Significant Accounting Policies, continued:

(s) Staff severance indemnities:

For employees who qualify for this benefit, the Company’s staff severance indemnities obligation is provided for by applying the present value of the obligation using an annual discount rate of 7%, considering estimates such the future service period of the employee, mortality rate of employees and salary increases determined on the basis of actuarial calculations (see note 19).

Costs for past services of the employees produced by changes in the actuarial bases, are deferred and amortized over the employees’ average future service periods.

(t) Operating revenues:

The Company’s revenues are recognized on an accrual basis in accordance with Chilean GAAP. Since billing dates are different from the accounting closing date, as of the date of preparation of these financial statements provisions have been established for services provided and not billed, which are determined on the basis of contracts, traffic, prices and current conditions for the year. These amounts are recorded under Trade Accounts Receivable.

(u) Foreign currency future contracts:

The Company has entered into future foreign currency contracts, in order to hedge its obligations in foreign currency against changes in the exchange rate.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Accountants Association.

The rights and obligations acquired are detailed in note 27, reflecting in the balance sheet only the net right or obligation at period end, classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable. The contract’s implicit premium is deferred and amortized using the straight-line method over the term of the contract.

(v) Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into are recorded recognizing the effect of those contracts on the interest rate established in such loans, and the rights and obligations acquired therein are shown under Other Creditors or under Other Current Assets, as applicable (see note 27).

(w) Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of four years and are classified under Other property, plant and equipment.

(x) Research and development expenses:

Research and development expenses are charged to income in the period in which they are incurred. Those expenses have not been significant in recent years.

(y) Cumulative translation adjustment:

The Company recognizes in this equity reserve account the difference from exchange rate fluctuations and the Consumer Price Index (C.P.I.) from restating its investments abroad. These investments are controlled in United States dollars. The balance of this account is credited (charged) to income in the same period in which the gain or loss is recognized.

(z) Statement of cash flows:

For purposes of preparing the Statement of Cash Flows according to Technical Bulletin No.50 of the Chilean Accountants Association and SVS Circular No.1,312, the Company defines cash equivalents as securities under agreements to resell and time deposits maturing in less than 90 days.

Cash flows related to the Company’s line of business and all those not defined as from investment or financing activities are included under “Cash Flows from Operating Activities”.

(aa) Correspondents:

The Company has current agreements with foreign correspondents, which set the conditions that regulate international traffic, charging or paying the same according to net traffic receivable/payable and the rates set in each agreement.

This receivable/payable is recorded on an accrual basis, recognizing the costs and income for the period in which these are incurred, recording the net balances receivable and payable of each correspondent under “Trade Accounts Receivable” or “Accounts Payable” as applicable.

3. Accounting Changes:

a) Accounting changes:

During the years covered in these financial statements, the accounting principles have been consistently applied.

b) Change in estimate:

i) Changes in actuarial hypotheses

As established in Technical Bulletin No. 8 issued by the Chilean Association of Accountants and in light of the new contractual conditions derived from the organizational evolution undergone by the Company, a series of studies were undertaken to modify the calculation base for the staff severance indemnities provision. Initially, in December 2004, this meant recognizing deferred assets of ThCh$4,872,939 (historical). After concluding these studies in after 2005, the Company decided to also include other actuarial estimates in the calculation methodology used for this provision. The additional variables modified were: personnel turnover index, mortality rate and future salary increases. As a result of these modifications, the Company recorded deferred assets of ThCh$3,648,704 in 2005. Both effects will be amortized over the future service period of the employees with this benefit (see portion to be amortized in the short-term in note 8c and in the long-term in note 14b).

ii) Change in estimation of international traffic

Due to the profound changes experienced by the industry, which involve a transition from a product-oriented approach to a segment-oriented approach, and also due to the need for more and better information, for which, we began to develop information systems, make changes in the processes and introduce advances to the applications in the different business areas. It is for this reason that during 2005 the correspondent process was reviewed, in order to implement an automated system for measuring, valuating and determining international traffic provisions. This work has facilitated the optimization of the information regarding amounts pending collection and/or settlement for the concept of international traffic.

This new methodology generated a change in the estimation of provisions and settlement of the real net balances of accounts receivable and payable to correspondents, which has meant altogether recording a net charge to income in the amount of ThCh$10,624,218 (US$ 20.7 million) during the second half of 2005.

c) Change of reporting entity:

Sale of Telefónica Móvil de Chile S.A.

As a result of the sale of the shares the Company held in the subsidiary Telefónica Móvil de Chile S.A., Telefónica CTC Chile deconsolidated that company from its financial statements as of July 1, 2004.

In order to perform a comparative analysis of the figures, the consolidated statements of income are presented, assuming for year 2004 that the investment in Telefónica Móvil de Chile S.A. was recorded at Equity Value only.

Notes to the Consolidated Financial Statements, continued

3. Accounting Changes, continued:

	Jan-Dec	Jan-Dec	Variation
	2005	2004
	ThCh$	ThCh$	ThCh$	%

Operating Revenues	580,709,917	597,249,913	(16,539,996)	-2.8%
Operating Costs	(493,613,711)	(490,937,847)	(2,675,864)	0.5%
Salaries and employee benefits	(79,077,456)	(78,967,734)	(109,722)	0.1%
Depreciation	(196,654,897)	(198,945,383)	2,290,486	-1.2%
Goods and services	(217,881,358)	(213,024,730)	(4,856,628)	2.3%

Operating Income	87,096,206	106,312,066	(19,215,860)	-18.1%

Interest income	7,984,778	14,668,412	(6,683,634)	-45.6%
Equity participation in earnings
of equity-method investees (1)	1,679,859	(7,703,363)	9,383,222	C.S.
Amortization of goodwill	(1,583,561)	(145,456,819)	143,873,258	-98.9%
Interest expense	(29,501,226)	(55,514,038)	26,012,812	-46.9%
Other non-operating expenses	(9,971,351)	466,884,632	(476,855,983)	C.S.
Price-level restatement	2,900,879	9,978,763	(7,077,884)	-70.9%

Non-Operating Income	(28,490,622)	282,857,587	(311,348,209)	-110.1%

Income before income taxes and minority interest	58,605,584	389,169,653	(330,564,069)	-84.9%

Income taxes	(33,392,172)	(66,029,120)	32,636,948	-49.4%
Minority interest	(30,092)	(293,227)	263,135	-89.7%

Net Income	25,183,320	322,847,306	(297,663,986)	-92,2%

(1) For 2004, includes income from Telefónica Móvil de Chile S.A. and as of June a loss of Ch$ 8,218 million using the equity method.

4. Marketable Securities:

The balance of marketable securities is as follows:

	2005	2004
	ThCh$	ThCh$

Shares	-	455,370
Publicly offered promissory notes	15,747,311	26,605,946

Total	15,747,311	27,061,316

Publicly offered promissory notes (Fixed Income)

	Date		Par	Book Value		Market	Provision
Instrument	Purchase	Maturity	Value	Amount	Rate	Value
			ThCh$	ThCh$	%	ThCh$	ThCh$

BCD0500907	Dec-04	Sep-07	2,562,500	2,605,038	5%	2,605,038	(43,643)
BCD0500907	Ago-05	Sep-07	1,793,750	1,823,526	5%	1,823,526	(12,202)
BCD0500907	Sep-05	Sep-07	2,050,000	2,084,030	5%	2,084,030	(27,314)
BCD0500907	Sep-05	Sep-07	2,562,500	2,605,037	5%	2,605,037	(31,990)
BCD0500907	Sep-05	Sep-07	2,562,500	2,605,037	5%	2,605,037	(29,746)
BCD0500907	Sep-05	Sep-07	512,500	521,007	5%	521,007	(5,888)
BCD0500907	Sep-05	Sep-07	512,500	521,007	5%	521,007	(5,542)
BCD0500907	Sep-05	Sep-07	1,025,000	1,042,015	5%	1,042,015	(10,085)

Sub-Total			13,581,250	13,806,697		13,806,697	(166,410)

BCU500909	Nov-05	Sep-09	1,797,481	1,940,614	5%	1,943,710	-

Sub-Total			1,797,481	1,940,614		1,943,710	-

Total			15,378,731	15,747,311		15,750,407	(166,410)

5. Current and long-term receivables:

The detail of current and long-term receivables is as follows:

	Current									Long-term

Description	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)

	2005	2004	2005	2004	2005	2005		2004		2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$

Trade accounts receivable	194,887,503	233,314,442	5,215,068	7,083,778	200,102,571	141,585,377	100.0	158,420,629	100.0	1,064,482	2,147,450
Fixed telephony service	148,286,462	163,421,549	1,645,812	4,128,000	149,932,274	102,180,321	72.17	96,828,042	59.45	1,064,482	2,147,450
Long distance	23,779,131	42,986,654	-	-	23,779,131	16,200,173	11.44	35,773,519	23.55	-	-
Communications companies	18,862,812	22,772,672	3,248,308	2,860,016	22,111,120	19,859,339	14.03	22,043,761	14.51	-	-
Others	3,959,098	4,133,567	320,948	95,762	4,280,046	3,345,544	2.36	3,775,307	2.49	-	-
Allowance for doubtful accounts	(57,403,196)	(79,858,782)	(1,113,998)	(2,118,810)	(58,517,194)	-		-		-	-
Notes receivable	8,020,947	12,485,919	103,181	725,182	8,124,128	3,362,837		4,727,488		-	-
Allowance for doubtful notes	(4,761,291)	(8,483,613)	-	-	(4,761,291)	-		-		-	-
Miscellaneous accounts receivable	9,914,281	5,727,032	3,259,095	18,176,668	13,173,376	13,173,376		23,448,700		14,319,436	15,921,241

Long-term receivables										15,383,918	18,068,691

Notes to the Consolidated Financial Statements, continued

6. Balances and transactions with related entities:

a) Receivable from:

		Short-term		Long-term
Taxpayer	Company	2005	2004	2005	2004
No.		ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Telefónica España	802,300	41,440	-	-
93,541,000-2	Impresora y Comercial Publiguías S.A.	3,779,839	4,362,988	-	-
Foreign	Emergia USA	-	45,587	-	-
96,834,230-4	Terra Networks Chile S.A.	1,114,005	610,026	-	-
96,895,220-k	Atento Chile S.A.	410,009	267,084	-	-
96,910,730-9	Emergia Chile S.A.	104,199	43,622	-	-
Foreign	Telefónica LD Puerto Rico	-	2,661	-	-
Foreign	Telefonica Data EEUU	26,677	51,908	-	-
Foreign	Telefónica Data España	349,776	95,481	-	-
Foreign	Telefónica Argentina	1,809,521	197,848	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	11,202	-	-	-
96,786,140-5	Telefónica Móvil de Chile S.A.	6,499,149	6,423,933	-	-
Foreign	Telefónica Procesos Tec. de Información	1,338,177	9,465,790	-	-
59,083,900-0	Telefónica Ingenieria de Seguridad S.A.	1,886	1,729	-	-
Foreign	Telefonica WholeSale International Services	449,971	196,589	-	-
96,672,160-k	Telefónica Móviles Chile S.A.	1,149,569	-	-	-
96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	181,187	115,350	-	-

TOTAL		18,027,467	21,922,036	-	-

There have been charges and credits recorded to current accounts with these companies for invoicing of sale of materials, equipment and services.

b) Payable to:

		Short-term		Long-term
Taxpayer	Company	2005	2004	2005	2004
No.		ThCh$	ThCh$	ThCh$	ThCh$

96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones S,A,	1,274	-	-	-
Foreign	Telefónica España	-	179,015	-	-
96,527,390-5	Telefónica Internacional Chile S.A.	280,407	279,871	-	-
93,541,000-2	Impresora y Comercial Publiguías S.A.	1,636,130	1,293,592	-	-
Foreign	Telefónica Perú	48,631	39,750	-	-
96,834,230-4	Terra Networks Chile S.A.	4,154,347	4,346,562	-	-
96,895,220-k	Atento Chile S.A.	661,344	1,840,680	-	-
96,910,730-9	Emergia Chile S.A.	215,161	133,725	-	-
Foreign	Telefónica Guatemala	98,506	2,089	-	-
Foreign	Telefónica El Salvador	56,128	149,323	-	-
96,786,140-5	Telefónica Móvil de Chile S.A.	14,670,950	12,398,934	-	-
Foreign	Telefónica Procesos Tec. de Información	-	7,330,999	-	-
59,083,900-0	Telefónica Ingenieria de Seguridad S.A.	-	34,362	-	-
Foreign	Telefonica WholeSale International Services	677,991	924,466	-	-
Foreign	Telefónica LD Puerto Rico	16,048	-	-	-
Foreign	Telefónica Sao Paulo	34,991	9,785	-	-
96,672,160-k	Telefónica Móviles Chile S.A.	4,437,945	-	-	-
Foreign	Telefonica Investigacion y Desarrollo	511,567	-	-	-

TOTAL		27,501,420	28,963,153	-	-

As per Article No. 89 of the Corporations Law, all these transactions are carried out under conditions similar to those that normally prevail in the market.

c) Transactions:

				2005 ThCh$		2004 ThCh$
		Nature	Description
	Tax	of	of	Amount	Effect on	Amount	Effect on
Company	No.	Relationship	transaction		income		income

Telefónica España	Foreign	Parent Co.	Sales	871,168	871,168	528,708	528,708
			Purchases	(228,087)	(228,087)	(332,791)	(332,791)
Telefónica Internacional Chile S.A.	96,527,390-5	Parent Co.	Purchases	(571,203)	(571,203)	(561,912)	(561,912)
			Financial Expenses	-	-	(269,043)	(269,043)
Impresora y Comercial Publiguías S.A.	93,541,000-2	Associate	Sales	5,432,537	5,432,537	5,773,667	5,773,667
			Purchases	(4,039,734)	(4,039,734)	(5,791,628)	(5,791,628)
			Financial Income	-	-	6,736,566	6,736,566
Terra Networks Chile S.A.	96,834,230-4	Associate	Sales	5,218,607	5,218,607	5,667,586	5,667,586
			Purchases	(914,621)	(914,621)	(2,054,660)	(2,054,660)
Atento Chile S.A.	96,895,220-k	Associate	Sales	1,674,154	1,674,154	1,107,799	1,107,799
			Purchases	(15,417,377)	(15,417,377)	(17,621,567)	(17,621,567)
Telefónica International WholeSale Services Chile S.A.	96,910,730-9	Associate	Sales	940,006	940,006	691,112	691,112
			Purchases	(108,906)	(108,906)	(78,967)	(78,967)
Telefónica Argentina	Foreign	Associate	Sales	1,129,163	1,129,163	1,245,522	1,245,522
			Purchases	(836,260)	(836,260)	(878,306)	(878,306)
Telefónica Moviles Soluciones y Aplicaciones S.A.	96,990,810-7	Associate	Sales	91,291	91,291	12,178	12,178
Telefonica WholeSale International Services	Foreign	Associate	Sales	-	-	220,655	220,655
			Purchases	-	-	(2,337,727)	(2,337,727)
Telefónica Sao Paulo	Foreign	Associate	Sales	159,900	159,900	185,700	185,700
			Purchases	(209,174)	(209,174)	(196,746)	(196,746)
Telefónica Guatemala	Foreign	Associate	Sales	8,845	8,845	8,115	8,115
			Purchases	(37,748)	(37,748)	(17,842)	(17,842)
Telefónica Perú	Foreign	Associate	Sales	515,041	515,041	567,671	567,671
			Purchases	(540,790)	(540,790)	(636,485)	(636,485)
Telefónica LD Puerto Rico	Foreign	Associate	Sales	11,718	11,718	15,250	15,250
			Purchases	(14,150)	(14,150)	(13,938)	(13,938)
Telefónica El Salvador	Foreign	Associate	Sales	5,024	5,024	-	-
			Purchases	(29,005)	(29,005)	(33,670)	(33,670)
Telefónica Móvil de Chile S.A.	96,786,140-5	Associate	Sales	13,309,676	13,309,676	7,195,198	7,195,198
			Purchases	(41,806,465)	(41,806,465)	(19,929,059)	(19,929,059)
			Financial Income	-	-	721,044	721,044
Telefónica Móviles S.A.	Foreign	Associate	Other Income	-	-	481,581,922	481,581,922
			Amortization goodwill	-	-	(138,691,402)	(138,691,402)
Telefónica Móviles Chile Larga Distancia S.A.	96,672,160-k	Associate	Sales	1,536,816	1,536,816	-	-
			Purchases	(12,222,117)	(12,222,117)	-	-
Telefonica WholeSale International Services España	Foreign	Associate	Sales	297,897	297,897	-	-
			Purchases	(2,570,589)	(2,570,589)	-	-
Telefónica Móviles Chile Inversiones S.A.	87,845,500-2	Associate	Sales	777,383	777,383	-	-
			Purchases	(144,689)	(144,689)	-	-
Telefonica WholeSale International Services Uruguay	Foreign	Associate	Purchases	(1,300,867)	(1,300,867)	-	-
Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Associate	Sales	10,018	10,018	-	-
Telefónica Gestión España	Foreign	Associate	Sales	11,202	11,202	-	-
Telefonica Data USA	Foreign	Associate	Sales	9,383	9,383	-	-

The conditions of the agreement related to intercompany transactions between the Company and its equity-method investees and its mercantile current account are short and long-term, respectively, in the case of Telefónica Internacional Chile S.A., It is denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread).

Sales and Services Rendered mature in the short-term (less than a year) and the maturity terms for each case vary based on the related transaction.

Notes to the Consolidated Financial Statements, continued

7. Current and deferred income taxes:

a) General information:

As of December 31, 2005 and 2004, the Parent Company has established a first category income tax provision, as it has taxable net income of ThCh$94,550,929 and ThCh$93,139,587, respectively.

In addition, as of December 31, 2005 and 2004, a provision for first category income tax in subsidiaries was recorded in the amounts of ThCh$44,187,489 and ThCh$60,360,854, respectively.

The companies in the group with positive Retained Taxable Earnings and their associated credits are as follows:

	Retained	Retained	Retained	Retained	Retained Taxable Earnings w/o credit ThCh$	Amount of Credit ThCh$
	Taxable	Taxable	Taxable	Taxable
Subsidiaries	Earnings	Earnings	Earnings	Earnings
	w/15% credit	w/16% credit	w/16,5% credit	w/17% credit
	ThCh$	ThCh$	ThCh$	ThCh$

CTC Equipos y Servicios de Telecomunicaciones S.A.	-	-	-	9,472,657	2,648,591	1,940,180
Telefónica Mundo S.A.	-	66,169	4,418,074	34,645,886	3,829,889	7,981,773
Globus 120 S.A.	2,179,207	825,635	591,061	1,885,389	281,674	1,044,789
Telefónica Empresas CTC Chile S.A.	-	-	1,685,904	23,620,867	1,827,877	5,171,145
Compañía de Telecomunicaciones de Chile S.A.	-	-	-	78,727,292	16,124,866	-

Total	2,179,207	891,804	6,695,039	148,352,091	24,712,897	16,137,877

b) Deferred taxes:

As of December 31, 2005 and 2004 the accumulated balances of temporary differences that originated net deferred tax liabilities in the amount of ThCh$46,677,482 and ThCh$43,267,721, are as follows:

	2005				2004
Description	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities

	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	10,054,119	-	-	-	13,432,420	-	-	-
Vacation provision	816,932	-	-	-	676,170	-	-	-
Tax benefits for tax losses	220,485	1,027,566	-	-	-	1,592,458	-	-
Staff severance indemnities	-	-	-	6,220,462	-	-	-	6,387,759
Leased assets and liabilities	-	60,201	-	121,456	-	65,020	-	92,955
Property, plant and equipment	-	4,127,840	-	164,432,718	-	4,002,960	-	179,475,607
Revaluation property, plant and equipment	-	-	-	-	2,880	-	-	-
Difference in amount of capitalized staff severance	-	534,925	-	-	-	749,609	-	-
Software	-	-	-	2,153,780	-	-	-	3,431,233
Deferred charge on sale of assets	-	-	-	967,737	-	-	-	1,241,740
Collective negotiation bonus	-	-	-	33,935	-	-	-	58,390
Other	642,978	286,293	49,070	4,142,744	649,075	270,402	-	1,303,965
Sub-Total	11,734,514	6,036,825	49,070	178,072,832	14,760,545	6,680,449	-	191,991,649
Complementary accounts net of accumulated amortization	-	(3,649,605)	-	(117,322,686)	-	(4,042,442)	-	(131,325,377)
Sub-Total	11,734,514	2,387,220	49,070	60,750,146	14,760,545	2,638,007	-	60,666,272
Tax reclassification	(49,070)	(2,387,220)	(49,070)	(2,387,220)	-	(2,638,007)	-	(2,638,006)

Total	11,685,444	-	-	58,362,926	14,760,545	-	-	58,028,266

c) Income tax detail:

The current tax expense shown in the following table is based on taxable income:

Description	2005	2004
	ThCh$	ThCh$

Current tax expense before tax benefits (income tax 17%)	23,585,531	27,190,059
Current tax expense (article 21 single tax at 35%)	61,954	32,667
Current tax expense (first category tax in the nature of a single income tax)	335,298	37,585,198
Tax expense adjustment (previous year)	73,162	(5,173,678)

Income tax subtotal	24,055,945	59,634,246

- Current year’s deferred taxes	(4,273,625)	(9,595,002)
- Tax benefits from tax loss carry forwards	-	(1,094,984)
- Effect of amortization of deferred assets and liabilities complementary accounts	13,609,852	15,697,174

Deferred tax subtotal	9,336,227	5,007,188

Total expense tax	33,392,172	64,641,434

8. Other Current Assets:

The detail of other current assets is as follows:

Description	2005	2004
	ThCh$	ThCh$

Fixed income securities purchased with resale agreement (note 9)	4,000,510	99,604,589
Deferred union contract bonus (1)	1,244,357	2,333,910
Deferred exchange insurance premiums	78,763	819,871
Telephone directories for connection program	2,714,723	3,562,217
Deferred higher bond discount rate (note 25)	47,758	595,456
Deferred disbursements for placement of bonds (note 25)	263,758	433,318
Commercial paper issuance costs (note 25)	100,865	183,545
Deferred disbursements for foreign financing proceeds (2)	687,681	419,166
Exchange difference insurance receivable (net of partial liquidations)	228,187	4,860,183
Deferred staff severance indemnities charges (3)	1,016,713	-
Others	716,624	1,293,803

Total	11,099,939	114,106,058

(1)
Between November and December 2003, the Company negotiated a 32-month and 36-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid in November and December 2003. The total benefit of ThCh$3,425,245 (historical), was deferred using the straight-line method over the term of the union agreement.

The long-term portion is shown under “Other Long-term” (note 14).
(2)
This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

(3)	Corresponds to the short-term portion to be amortized due to changes in the actuarial hypothesis, as described in note 3, and for the concept of loans to employees as indicated in note 14 (3).

Notes to the Consolidated Financial Statements, continued

9. Information regarding purchase commitment and sales commitment transactions (agreements):

	Dates			Original	Subscription		Final Value	Instrument	Book Value
Code	Inception	End	Counterparty	Currency	value	Rate		Identification
					ThCh$		ThCh$		ThCh$

CRV	Dec 30, 2005	Jan 05, 2006	BANCO DE CREDITO E INVERSIONES	Ch$	1,000,000	0.37%	1,000,740	BCP0800708	1,000,123
CRV	Dec 30, 2005	Jan 06, 2006	HSBC BANK	Ch$	2,000,000	0.39%	2,001,820	BCP0800708	2,000,260
CRV	Dec 30, 2005	Jan 05, 2006	BANCO ESTADO	UF	993,270	0.38%	994,005	PRC-750501	993,396
CRV	Dec 30, 2005	Jan 05, 2006	BANCO ESTADO	UF	6,730	0.38%	6,735	PRC-06B0695	6,731

			TOTAL		4,000,000		4,003,300		4,000,510

10. Property, plant and equipment:

The detail of property, plant and equipment is as follows:

	2005		2004
Description	Accumulated	Gross prop., plant and	Accumulated	Gross prop., plant and
	depreciation	equipment	depreciation	equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Land	-	27,279,904	-	27,288,397

Building and improvements	85,625,432	196,963,976	81,987,835	196,516,539

Machinery and equipment	2,190,167,273	3,246,876,306	2,052,755,546	3,224,360,009
Central office telephone equipment	1,034,857,123	1,273,036,855	971,380,755	1,257,575,393
External plant	809,880,828	1,499,691,650	757,183,807	1,493,657,687
Subscribers’ equipment	309,229,986	436,911,884	288,437,769	435,641,648
General equipment	36,199,336	37,235,917	35,753,215	37,485,281

Other Property, Plant and Equipment	152,119,023	258,490,450	146,380,377	266,841,599
Office furniture and equipment	81,046,427	105,026,927	79,085,348	107,930,637
Projects, work in progress and their materials (2)	-	61,775,014	-	66,120,605
Leased assets (1)	55,206	492,679	4,059,647	5,381,988
Property, plant and equipment temporarily out of service	5,435,304	6,499,300	10,793,414	16,041,534
Software	64,662,572	83,556,171	51,613,902	70,337,859
Other	919,514	1,140,359	828,066	1,028,976

Technical revaluation Circular 550	10,944,862	9,743,926	10,997,878	9,775,770

Total	2,438,856,590	3,739,354,561	2,292,121,636	3,724,782,314

(1)
This account mainly considers as of December 2005 ThCh$492,679 in gross value for the concept of buildings with accumulated depreciation of ThCh$55,206 and for 2004 gross value in the amount of ThCh$3,403,943 for the concept of electronic and computer equipment with accumulated depreciation of ThCh$3,403, 943.

(2)
Up to December 31, 2002, works in progress included capitalization of financing cost of loans related to their financing, as per Technical Bulletin No. 31 of the Chilean Association of Accountants, thus, the gross property, plant and equipment balance includes interest in the amount of ThCh$193,414,752 Accumulated depreciation for this interest amounts to ThCh$124,216,529 and ThCh$111,669,066 for 2005 and 2004, respectively. The depreciation charge of the year amounted to ThCh$12,547,458 in 2005 and ThCh$13,945,369 in 2004.

A depreciation charge for the year amounting to ThCh$189,689,803 and ThCh$227,594,534 for 2005 and 2004, respectively, was recorded as operating cost, and a depreciation charge of ThCh$6,965,094 for 2005 and ThCh$8,527,527 for 2004 as administration and selling cost. Depreciation of property, plant and equipment that is temporarily out of service is made up mainly of telephone equipment under repair and incurred depreciation amounting to ThCh$2,668,724 and ThCh$6,563,494 in 2005 and 2004, which is classified under “Other Non-operating Expenses”(note 22b).

The detail by item of the technical revaluation is as follows:

	Net	Accumulated	Gross property,	Gross property,
	Balance	Depreciation	plant and equipment	plant and equipment
			2005	2004
Description	ThCh$	ThCh$	ThCh$	ThCh$

Land	(506,554)	-	(506,554)	(506,554)
Building and improvements	(866,950)	(3,993,849)	(4,860,799)	(4,860,798)
Machinery and equipment	172,568	14,938,711	15,111,279	15,143,122

Total	(1,200,936)	10,944,862	9,743,926	9,775,770

Depreciation of the technical reappraisal surplus for the year amounted to ThCh$(23,235) and ThCh$(29,983) for 2005 and 2004, respectively.
Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$1,080,144,611 in 2005 and ThCh$884,213,807 in 2004, which include ThCh$12,261,038 and ThCh$12,517,814, respectively, from the reappraisals mentioned in Circular No.550.

11. Investments in Related Companies

The detail of investiments in related companies is a follows

			Currency		Percentage participation		Equity of the companies
Taxp.	Company	Country	controlling the	Number of
No.		of origin	investment	shares	2005	2004	2005	2004
					%	%	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (2)	Brazil	Dollar	48,950,000	2.61	2.61	145,050,482	159,735,598
96,895,220-k	Atento Chile S.A.	Chile	Pesos	3,049,998	28.84	28.84	14,030,522	12,921,392
96,922,950-1	Empresa de Tarjetas Inteligentes S.A.(3)	Chile	Pesos	-	-	20.00	-	-
93,541,000-2	Impresora y Comercial Publiguías S.A. (1)	Chile	Pesos	-	-	-	-	-

		Net in income (loss)		Equity in income (loss)		Investment		Investment
Taxp.		of the companies		of the investment		value		book value
No.	Company	2005	2004	2005	2004	2005	2004	2005	2004
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.(2)	5,040,295	3,647,466	131,552	95,199	3,785,818	4,169,100	3,785,818	4,169,100
96,895,220-k	Atento Chile S.A.	5,481,338	2,257,413	1,580,817	651,038	4,046,402	3,726,528	4,046,402	3,726,528
96,922,950-1	Empresa de Tarjetas Inteligentes S.A.(3)	(162,550)	(518,724)	(32,510)	(103,745)	-	-	-	-
93,541,000-2	Impresora y Comercial Publiguías S.A.(1)	-	-	-	(80,324)	-	-	-	-

Total						7,832,220	7,895,628	7,832,220	7,895,628

(1)
On April 26, 2004, Compañía de Telecomuniciones de Chile S.A. sold its 9% holding in Impresora y Comercial Publiguías S.A., to Telefónica Publicidad e Información S.A.. The selling price was US$ 14,760,000, equivalent to Ch$ 9,580 million, with a gain after taxes of Ch$ 5,251 million.

(2)
The Company records its investment in TBS Celular using the equity method since it exercises significant influence through the business group to which it belongs, as established in paragraph No. 4 of Circular No. 1,179 issued by the Superintendency of Securities and Insurance and ratified in Title II of Circular No. 1,697. Although Telefónica CTC Chile only has a 2.61% direct participation in TBS Celular, its Parent Company, Telefónica España directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that company.

(3)
The Extraordinary Shareholders’ Meeting agreed to the dissolution of Empresa de Tarjetas Inteligentes S.A. During September 2005 the Chilean Internal Revenue Service authorized the closing of this company.

As of the date of these financial statements there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis, therefore there is no net income that is potentially remittable.

Notes to the Consolidated Financial Statements, continued

12. Goodwill:

The detail of goodwill is as follows:

			2005		2004

Taxpayer No.	Company	Year	Amount amortized	Balance of	Amount amortized	Balance of
			in the year	Goodwill	in the year	Goodwill
			ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.	2001	186,516	2,486,032	187,064	2,672,546
96,887,420-9	Globus 120 S.A.	1998	1,150,731	14,733,725	1,154,112	15,884,457
78,703,410-1	Tecnonáutica S.A.	1999	152,268	761,341	152,888	913,609
96,786,140-5	Telefónica Móvil de Chile S.A. (a)	1997	-	-	143,827,076	-
96,834,320-3	Telefónica Internet Empresas S.A.	1999	94,046	470,231	94,346	564,278
96,811,570-7	Telepeajes S.A.	2001	-	-	41,333	-

Total			1,583,561	18,451,329	145,456,819	20,034,890

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

(a) As indicated in note 2d) No. 1 with the sale of this subsidiary on July 23, 2004, the Company performed extraordinary amortization of the remaining goodwill on that investment as of June 30, 2004 of ThCh$133,872,011 (historical).

13. Intangibles:

The detail of Intangibles is as follows:

	2005	2004
Description	ThCh$	ThCh$

Underwater cable rights (gross)	37,049,798	36,111,066
Accumulated amortization, previous year	(5,169,360)	(3,491,394)
Amortization for the year	(2,205,633)	(1,723,200)
Licenses (Software) (gross)	11,826,671	3,723,258
Accumulated amortization, previous year	(1,927,435)	(981,819)
Amortization for the year	(2,542,002)	(945,616)

Total Net Intangible	37,032,039	32,692,295

14. Other (from Other Assets):

The detail of other is as follows:

Description	2005	2004
	ThCh$	ThCh$

Deferred disbursement for obtaining external financing (see note 8b) (1)	1,264,614	1,336,634
Deferred union contract bonus (see note 8a)	68,280	1,227,612
Bond issue expenses (see note 25)	26,648	488,767
Bond discount (see note 25)	180,133	236,122
Securities deposits	137,533	136,643
Deferred charge due to change in actuarial estimations (2)	7,264,171	4,687,767
Deferred staff severance indemnities (3)	4,654,301	5,657,493
Others	15,946	169,428

Total	13,611,626	13,940,466

(1)
This amount corresponds to the cost (net of amortizations) of the mandatory reserve paid to the Chilean Central Bank and disbursements incurred for foreign loans obtained by the Company, to finance its investment plan.

(2)
In light of the new contractual conditions derived from the organizational evolution experienced by the Company, there have been a series of studies that allowed, beginning in 2004, the modification of the variable for future years of service of employees within the basis for calculating staff severance indemnities. After concluding these studies, in 2005 other estimates were incorporated such as mortality of employees and future salary increases, all determined on the basis of actuarial calculations, as established in Technical Bulletin No.8 of the Chilean Association of Accountants.

The difference at the beginning of the year as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized during the average future years of service remaining for the employees that will receive the benefit (see note 2s).

(3)
In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based, among other aspects, on the accrued balances of staff severance indemnities when they were granted.

The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over the years of average remaining service life of employees that subscribe to the benefit. The loan is presented under Other Long-term Receivables.

Notes to the Consolidated Financial Statements, continued

15. Short-term obligations with banks and financial institutions:

The breakdown of short-term obligations with banks and financial institutions is as follows:

	Bank or financial institution	US$		U.F.		Ch$		TOTAL
Taxp.	Short-term	2005	2004	2005	2004	2005	2004	2005	2004
No.		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

97,030,000-7	BANCO ESTADO	-	-	-	-	-	9,757,493	-	9,757,493
97,015,000-5	SANTANDER SANTIAGO	-	-	-	-	-	10,422,724	-	10,422,724
Total		-	-	-	-	-	20,180,217	-	20,180,217

	Outstanding principal	-	-	-	-	-	19,787,475	-	19,787,475

	Average annual interest rate	-	-	-	-	-	2.98%		2.98%

	Current maturities of long-term debt

97,015,000-5	SANTANDER SANTIAGO	-	-	321,206	214,185	-	-	- 321,206	214,185
Foreign	CALYON NEW YORK BRANCH Y OTROS	125,563	93,678	-	-	-	-	- 125,563	93,678
97,008,000-7	CITIBANK	308,648	-	-	-	-	-	- 308,648	-
Foreign	BBVA BANCOMER Y OTROS	564,166	1,177,550	-	-	-	-	- 564,166	1,177,550
Foreign	BANCO BILBAO VIZCAYA ARGENTARIA	-	14,589,978	-	-	-	-	- -	14,589,978

Total		998,377	15,861,206	321,206	214,185	-	-	- 1,319,583	16,075,391

	Outstanding principal	-	14,436,660	-	-	-	-	- -	14,436,660

	Average annual interest rate	4.68%	2.41%	2.32%	1.55%	-	-	- 4.10%	2.40%

Percentage of obligations in foreign currency:	75.66% for 2005 and 43.75% for 2004
Percentage of obligations in local currency:	24.34% for 2005 and 56.25% for 2004

16. Long-term obligations with banks and financial institutions:

Long-term obligations with banks and financial institutions:

		Currency or	Years to maturity for long-term			Long-term	Average annual	Long-term
		indexation		portion		portion as of	interest rate	portion as of
		index				Dec 31, 2005		Dec 31, 2004
Tax.	Bank or Financial Institution		1 to 2	2 to 3	3 to 5
No.			ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$

	LOANS IN DOLLARS
Foreign	CALYON NEW YORK BRANCH Y OTROS (1)	US$	-	-	102,500,000	102,500,000	Libor + 0.40%	115,493,280
Foreign	BBVA BANCOMER Y OTROS (3)	US$	-	-	76,875,000	76,875,000	Libor + 0.375%	86,619,960
97,008,000-7	BANCO CITIBANK (2)	US$	-	76,875,000	-	76,875,000	Libor + 0.35%	86,619,960

	SUBTOTAL		-	76,875,000	179,375,000	256,250,000	4.75%	288,733,200

	LOANS IN UNIDADES DE FOMENTO
97,015,000-5	SANTANDER SANTIAGO (4)	UF	-	-	63,900,450	63,900,450	Tab 360 + 0.45%	63,778,349
TOTAL			-	76,875,000	243,275,450	320,150,450	4.26%	352,511,549

Percentage of obligations in foreign currency:	80.04% for 2005 and 81.91% for 2004
Percentage of obligations in local currency:	19.96% for 2005 and 18.09% for 2004

(1)
In December 2004, the Company renegotiated this loan, extending its due date from January and August 2005 to December 2009, in addition to changing the agent bank, that it was the Bilbao Viscaya Argentaria Bank.

(2)	In May 2005, the Company renegotiated this loan, extending its due date from April 2006 and April 2007 to December 2008, in addition to changing the agent bank, that it was the ABN Amro Bank.

(3)
In November 2005, the Company renegotiated this loan, extending its due date from April 2006, April 2007 and April 2008 to June 2011, in addition to changing the agent bank, that is was the ABN Amro Bank.

(4)	In April 2005, the Company renegotiated this loan, extending its maturity date from April 2008 to April 2010 and reduce the interest rate to TAB 360 + 0.45%.

Notes to the Consolidated Financial Statements, continued

17. Obligations with the Public:

a) Commercial paper:

On January 27, 2003 and May 12,2004 Telefónica CTC Chile registered a commercial paper line in the securities registry, the inspection numbers of which are 5 and is 15, respectively. The maximum amount of the line is ThCh$35,000,000, and placements charged to this line may not exceed that amount. The term of this line will be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate will be defined upon each issuance of these commercial papers.

On May 12, 2004, there was a placement in two series (C and D) for ThCh$35,000,000 of the same type of financial instrument. The placement agent was Santander Investment S.A.

On April 27, 2005 a Series F placement of the same type of instrument was made in the amount of ThCh$23,000,000. The placement agent was Scotiabank Sudamericano Corredores de Bolsa.

On October 25, 2005 a Series G and H placement of the same type of instrument was made in the amount of ThCh$35,000,000. The placement agent was Scotiabank Sudamericano Corredores de Bolsa.

The details of these transactions are described below:

Registration or		Current nominal	Bond	Interest rate	Final	Accounting value		Placement
identification number	Series	amount placed	readjustment unit	%	Maturity	2005	2004	in Chile or
of the instrument		ThCh$	ThCh$			ThCh$	ThCh$	abroad

Short-term comercial paper
005	C	17,500,000	Ch$ non-adjustable	0.2257	Apr 5, 2005	-	18,019,604	Chile
005	D	17,500,000	Ch$ non-adjustable	0.2286	May 5, 2005	-	17,977,995	Chile
015	F	23,000,000	Ch$ non-adjustable	0.4100	Mar 28, 2006	22,740,193	-	Chile
005	G	17,500,000	Ch$ non-adjustable	0.4100	Apr 20, 2006	17,183,716	-	Chile
005	H	17,500,000	Ch$ non-adjustable	0.5100	Apr 27, 2006	17,163,090	-	Chile

Total						57,086,999	35,997,599

b) Bonds:

The detail of obligations with the public for bond issuances, classified as short and long-term is as follows:

Registration number		Nominal	Readjustment	Nominal		Frequency		Par Value		Placement
or identification of	Series	Amount of	unit	annual	Final					in Chile
the instrument		issue	for bond	interest	maturity	Interest	Amortizations	2005	2004	or abroad
				rate %		payment		ThCh$	ThCh$

Short-term portion of
long-term bonds
143,27,06,91	F	71,429	U.F.	6.000	Apr,2016	Semi-annual	Semi-annual	1,452,982	1,466,248	Chile
203,23,04,98	K (a)	-	U.F.	6.750	Feb,2020	Semi-annual	Semi-annual	-	73,428,696	Chile

Issued in New York	Yankee Bonds (b)	49,603,000	US$	7.625	Jul,2006	Semi-annual	Maturity	26,331,505	729,968	Abroad
Issued in New York	Yankee Bonds (c)	156,440,000	US$	8.375	Jan,2006	Semi-annual	Maturity	83,588,805	3,524,059	Abroad

Total								111,373,292	79,148,971

Long-term bonds
143,27,06,91	F	678,572	U.F.	6.000	Apr,2016	Semi-annual	Semi-annual	12,197,201	13,455,357	Chile

Issued in New York	Yankee Bonds (b)	-	US$	7.625	Jul.2006	Semi-annual	Maturity	-	28,644,066	Abroad
Issued in New York	Yankee Bonds (c)	-	US$	8.375	Jan,2006	Semi-annual	Maturity	-	90,338,843	Abroad

Total								12,197,201	132,438,266

a) During December 2004, as stated in the sixth clause, letter K of the Bond Issuance Agreement, Telefónica CTC Chile decided to exercise the advanced redemption option of all the Bonds of this series. The amount of the redemption of this issuance is U.F. 3,992,424 plus interest accrued as of February 15, 2005, the effective date of the redemption. This has meant recognizing in income the balances pending amortization for “Bond issue expenses” and “Bond discount”, reducing the term to the advanced redemption date. As of December 31, 2005 the extraordinary effects from these amortizations on total income amount to ThCh$539,000 (included in Financial Expenses).

b) During November and December 2004, Telefónica CTC Chile made a tender offer to repurchase dollars issuances. and as a result the Company repurchased US$ 138,082,000. This operation was carried out at a price of 107% of par value. The partial repurchase of this series meant recognizing extraordinary amortizations proportional to the balances corresponding to “Bond issue expenses” and “Bond discount”, as well as on payment of the repurchase. The net of these three effects of ThCh$6,631,649 (historical) was charged to financial expenses for the year.

c) During November and December 2004, Telefónica CTC Chile made a tender offer to repurchase dollar issuances, and as a result the Company repurchased US$ 43,560,000. This operation was carried out at a price of 105.356% of par value. The partial repurchase of this series meant recognizing extraordinary amortizations proportional to the balances corresponding to “Bond issue expenses”, “Bond discount”, as well as on payment of the repurchase. The net of these three effects of ThCh$1,461,539 (historical) was charged to financial expenses for the year.

Notes to the Consolidated Financial Statements, continued

18. Provisions and Write-offs:

The detail of provisions and write-offs shown in liabilities is as follows:

	2005	2004
	ThCh$	ThCh$

Current
Staff severance indemnities	476,521	144,352
Vacation	4,846,063	3,977,013
Other employee benefits (1)	5,816,689	4,952,680
Employee benefit advances	(1,051,801)	(1,413,761)

Sub-Total	10,087,472	7,660,284

Long-term
Staff severance indemnities	35,336,836	30,308,000

Total	45,424,308	37,968,284

(1) Includes provisions for the Independence day bonus, Christmas bonus, bonus guaranteed under the current union contract, and miscellaneous.

During the year, there were bad debt write-offs of ThCh$42,771,384 and ThCh$23,324,517 for 2005 and 2004, respectively, which were charged against the respective allowance for doubtful accounts.

19. Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2005	2004
	ThCh$	ThCh$

Operating costs and administrative and selling expenses	4,380,420	4,358,659
Other non-operating expenses	1,318,201	3,353,924
Total	5,698,621	7,712,583

Payments and other changes for the year (1)	1,701,590	2,226,038

(1)	Includes the effect of the ThCh$3,648,704 increase in the provision due to a change in actuarial estimations of employees made in 2005 (see note 3) and payments of ThCh$(1,947,114).

20. Minority interest:

Minority interest recognizes the portion of equity and revenues of subsidiaries owned by third parties. The detail of 2005 and 2004, respectively, is as follows:

Subsidiaries	Percentage Minority Interest		Participation in equity		Participation in net income (loss)

	2005	2004	2005	2004	2005	2004
	%	%	ThCh$	ThCh$	ThCh$	ThCh$

Administradora de Sistemas de Telepeajes de Chile S.A.	20.00	20.00	246,585	253,160	(6,578)	154,762
Telefónica Mundo S.A.	0.84	0.84	1,119,213	1,195,083	8,406	84,114
Fundación Telefónica	50.00	50.00	269,922	241,664	28,259	54,345
CTC Equipos y Servicios de Telecomunicaciones S.A.	0.0001	-	11	40	5	6

Total			1,635,731	1,689,947	30,092	293,227

21. Shareholders’equity:

During the years ended December 31, 2005 and 2004, respectively, changes in shareholders’ equity accounts are as folows:

	Paid-in	Other reserves	Retained	Net	Interim	Total
	capital		earnings	income	dividend	shareholders’
						equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

2005

Balances as of December 31, 2004	880,977,537	(1,237,651)	48,806,351	311,628,674	(255,303,899)	984,871,012
Transfer of 2004 net income to retained earnings	-	-	311,628,674	(311,628,674)	-	-
Adjustment of foreign investment conversion reserve	-	(469,034)	-	-	-	(469,034)
Absorption of interim dividend	-	-	(255,303,899)	-	255,303,899	-
Final Dividend 2004	-	-	(56,324,775)	-	-	(56,324,775)
Interim Dividend	-	-	(48,806,351)	-	-	(48,806,351)
Interim Dividend 2005	-	-	-	-	(10,528,728)	(10,528,728)
Price-level restatement	31,715,192	(44,556)	-	-	(21,057)	31,649,579
Net income	-	-	-	25,183,320	-	25,183,320

Balances as of December 31, 2005	912,692,729	(1,751,241)	-	25,183,320	(10,549,785)	925,575,023

2004

Balances as of December 31, 2003	859,490,281	(791,199)	421,404,583	10,133,882	-	1,290,237,547
Transfer of 2003 income to retained earnings	-	-	10,133,882	(10,133,882)	-	-
Adjustment of foreign investment conversion reserve	-	(425,240)	-	-	-	(425,240)
Final Dividend 2003	-	-	(3,062,903)	-	-	(3,062,903)
Final eventual dividend	-	-	(385,685,783)	-	-	(385,685,783)
Interim dividend 2004	-	-	-	-	(252,992,348)	(252,992,348)
Price-level restatement	21,487,256	(21,212)	6,016,572	-	(2,311,551)	25,171,065
Net income	-	-	-	311,628,674	-	311,628,674

Balances as of December 31, 2004	880,977,537	(1,237,651)	48,806,351	311,628,674	(255,303,899)	984,871,012

Restated balances as of December 31, 2005	912,692,729	(1,282,206)	50,563,380	322,847,306	(264,494,839)	1,020,326,370

Notes to the Consolidated Financial Statements, continued

21. Shareholders’equity, continued:

(a) Paid-in capital:

As of December 31, 2005 the Company’s paid-in capital is as follows:

Number of shares:

Series	No. of subscribed	No. of paid	No. of shares with
	shares	shares	voting rights

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital :

Series	Subscribed Capital	Paid-in Capital
	ThCh$	ThCh$

A	833,394,333	833,394,333
B	79,298,396	79,298,396

(b) Shareholder stratification:

As indicated in Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the stratification of shareholders by percentage shareholding in the Company as of December 31, 2005 is as follows:

	Percentage of
	total	Number of
Type of Shareholder	holdings	shareholders
	%

10% holding or more	56.40	2
Less than 10% holding	42.82	1,734
Investment equal to or exceeding UF 200
Investment under UF 200	0.78	11,329

Total	100.00	13,065

Company controller	44.90	1

(c) Dividends:

i) Dividend policy:

In accordance with Law No. 18,046, unless otherwise decided at the Shareholders Meeting by unanimous vote of the shares issued, when there is net income, at least 30% must be allocated to dividend payments.

Considering the cash situation, levels of projected investment and the solid financial indicators for 2005 and future, on April 14, 2005, the Ordinary Shareholders’ Meeting modified the dividend distribution policy reported at the Ordinary Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income generated during the respective year, by means of an interim dividend in November of each year and a final dividend in May of the following year.

ii) Dividend distributed in the year:

On April 15, 2004, the Annual General Shareholders’ Meeting approved a final dividend of (No. 164) Ch$ 3.20 per share equivalent to ThCh$3,062,903, with a charge to net income for 2003. The dividend was paid on May 7, 2004.

Additionally, during July 2004 the following dividend distribution was agreed:

- On June 14, 2004, the Board of Directors of the Company agreed to pay shareholders’ an interim dividend, charged to 2004 net income.

- In turn, the Extraordinary Shareholders’ Meeting of July 15, 2004, approved the sale of subsidiary Telefónica Móvil de Chile S.A., and distribution of a final dividend charged to retained earnings as of December 31, 2003.

Both dividends, in the amount of US$ 800 million, were subject to materialization of the sale of all the shares of Telefónica Móvil de Chile S.A., which would occur if Telefónica Móviles S.A, accepted the proposal of the Extraordinary Shareholders’ Meeting, which implied that it would assume responsibility for the taxes arising at of the sale operation, which amounted to US$ 51 million.

On July 23, 2004, the contract for the sale of the shares of the former subsidiary Telefónica Móvil de Chile S.A. was signed. Therefore, on August 31, 2004, the Company paid the approved dividends relating to the sale of its subsidiary. The dividends are analyzed in the following manner:

  Dividend No.165, with a charge to retained earnings of ThCh$385,685,783.
  Dividend No.166, in the nature of an interim dividend of ThCh$128,561,925, with a charge to 2004 net income.

In the context of the modification of the dividend policy approved in September 2004, the Board agreed to distribute an interim dividend (No.167) with a charge to 2004 net income of Ch$130 per share, which amounts to ThCh$124,430,423 and was paid on November 4, 2004.

On April 14, 2005, the Extraordinary Shareholders’ Meeting approved the payment of a final dividend (No.168) of Ch$ 58.84591 per share with a charge to net income for 2004 equivalent to ThCh$56,324,775. Likewise, it approved payment of a provisional dividend (No.169) of Ch$ 50.99095 pesos per share, with a charge to retained earnings as of December 2004 equivalent to ThCh$48,806,351. Both dividends were paid on May 30, 2005.

On October 27, 2005, the Board approved payment of an interim dividend (No.170) of Ch$11.00 per share, with a charge to 2005 net income, equivalent to ThCh$10,528,728.

(d) Other reserves:

Other Reserves include the net effect of the adjustment cumulative translation adjustment as established in Technical Bulletin No.64 of the Chilean Association of Accountants, the detail of which is as follows:

		Amount		Net	Balance
	Company	December	Price-level	Movement	as of
		31, 2004	restatement		December
					31, 2005
		ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS	(1,237,651)	(44,556)	(469,034)	(1,751,241)
	Participación S.A.

Total		(1,237,651)	(44,556)	(469,034)	(1,751,241)

22. Other Non-Operating Income and Expenses:

a) Other Non-Operating Income:

The detail of other non-operating income is as follows:

	2005	2004
Other Income	ThCh$	ThCh$

Fines levied on suppliers and indemnities	-	191,320
Proceeds from sale of used equipment	1,915,786	2,751,136
Sales of promotional material	-	105,762
Real estate rental	271,000	200,295
Proceeds from sale of Publiguías	-	6,736,566
Proceeds from sale of Telefónica Móvil de Chile S.A.	-	481,581,922
Gain on sale Intelsat	633,582	-
Accruals for lower market value of New Skies Satellites	-	230,420
Other	285,247	809,193

Total	3,105,615	492,606,614

Notes to the Consolidated Financial Statements, continued

22. Other Non-Operating Income and Expenses, continued:

(b) Other non-operating expenses:

The detail of other non-operating expenses is as follows:

Other Expenses	2005	2004
	ThCh$	ThCh$

Lawsuit indemnities and other provisions	1,164,946	707,544
Depreciation and retirement of out-of-service property, plant and equipment (1)	4,379,491	8,291,853
Unrecovered VAT tax credit	1,224,563	-
Lower market value provision	166,410	-
Provision for assets in disuse	2,217,699	9,910,201
Restructuring costs	2,028,002	6,449,256
Donations	407,782	179,829
Other	1,488,073	20,436

Total	13,076,966	25,559,119

(1)
As of December 2005 this item is mainly composed of depreciation of telephone equipment maintained in stock for replacement of lines in service. In 2004 includes ThCh$1,728,359 corresponding to depreciation of the La Serena Cable TV network (assets temporarily out of service) not transferred in the sale of subsidiary Multimedia a Cordillera Comunicaciones.

23. Price-level restatement:

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2005	2004
		ThCh$	ThCh$

Inventory	C.P.I	178,105	217,924
Prepaid expenses	C.P.I	5,156	4,422
Prepaid expenses	U.F.	(13,726)	(75,290)
Other current assets	C.P.I	53,535	(157,738)
Other current assets	U.F.	142,192	(4,187,088)
Short and long-term deferred taxes	C.P.I	4,422,960	3,449,692
Property, plant and equipment	C.P.I	50,249,589	41,227,629
Investments in related companies	C.P.I	210,664	145,761
Goodwill	C.P.I	696,193	1,669,890
Long-term receivables	U.F.	(1,870,171)	(183,161)
Long-term receivables	C.P.I	297,848	236,500
Other long-term assets	C.P.I	1,678,416	991,161
Other long-term assets	U.F.	11,870	36,626
Expense accounts	C.P.I	10,874,872	8,784,646

Total Credits		66,937,503	52,160,974

Liabilities – Shareholders’ Equity (Charges) Credits	Indexation	2005	2004
		ThCh$	ThCh$

Short-term obligations	C.P.I.	-	14,826
Short-term obligations	U.F.	(6,724,235)	(5,941,620)
Long-term obligations	C.P.I.	(18,333)	(12,982)
Long-term obligations	U.F.	(9,050,016)	(4,209,050)
Shareholders’ equity	C.P.I.	(31,649,579)	(26,077,223)
Revenue accounts	C.P.I.	(17,550,513)	(20,251,537)

Total Charges		(64,992,676)	(56,477,586)

Gain (Loss) from price-level restatement, net		1,944,827	(4,316,612)

24. Foreign currency translation:

The detail of foreign exchange gain is as follows:

Assets (Charges) Credits	Currency	2005	2004
		ThCh$	ThCh$

Inventories	US$	(947,484)	-
Current assets	US$	6,128,753	20,431,142
Current assets	EURO	(9,800)	3,961,010
Current assets	BRAZILIAN REAL	(31,599)	-
Long-term receivables	US$	5,884,400	5,394,346
Other long-term assets	US$	5,808	60,907
Other long-term assets	EURO	-	74

Total Credits		11,030,078	29,847,479

Liabilities (Charges) Credits	Currency	2005	2004
		ThCh$	ThCh$

Short-term obligations	US$	(1,458,381)	(28,244,156)
Short-term obligations	EURO	5,310	(3,800,851)
Short-term obligations	BRAZILIAN REAL	21,499	-
Long-term obligations	US$	(8,642,454)	15,819,504

Total Charges		(10,074,026)	(16,225,503)

Foreign currency translation, net		956,052	13,621,976

Notes to the Consolidated Financial Statements, continued

25. Issuance and placement of shares and debt expense:

The detail of this item is as follows:

	Short-term		Long-term
	2005	2004	2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$

Bond issuance expenses	263,758	433,318	26,648	488,767
Discount on debt	47,758	595,456	180,133	236,122
Commercial paper issuance expense	100,865	183,545	-	-

Total	412,381	1,212,319	206,781	724,889

These items are classified under Other Current Assets and Other Long-term Assets, as applicable and are amortized over the term of the respective obligations, as described in note 17 “Obligations with the Public”.

26. Cash flows:

Financing and investing activities that do not generate cash flows during the year, but which commit future cash flows are as follows:

a) Financing activities: Financing activities that commit future cash flows are as follows:

Obligations with banks and financial institutions	- see notes No. 15 and 16
Obligations with the public	- see notes No. 17

b) Investing activities: Investing activities that commit future cash flows are as follows:

	Maturity	ThCh$

BCD	2007	13,806,697
BCU	2009	1,940,614

c) Cash and cash equivalents:

	2005	2004
	ThCh$	ThCh$

Cash	6,292,104	8,142,844
Time deposits	84,968,946	55,051,695
Other current assets	4,000,510	99,604,589

Total	95,261,560	162,799,128

27. Derivative Contracts:

The breakdown of derivative contracts is as follows:

Type of	Type of	Description of Contract						Value of	Affected Accounts
derivate	contract							Hedged item	Asset / Liability		Effect on income
		Contract	Maturity or	Specific	Purchase	Hedged item or transaction
		Value	Expir.	Item	sale position	Name	Amount		Name	Amount	Realized	Unrealized
								ThCh$		ThCh$		ThCh$

FR	CI	19,000,000	III Quarter 06	Exchange rate	C	Oblig. in US$	19,000,000	9,737,500	asset	9,737,500	(1,410,509)	-
									liabilities	(9,792,607)

FR	CCPE	24,300,000	I Quarter 06	Exchange rate	C	Oblig. in US$	24,300,000	12,453,750	asset	12,453,750	(2,128,013)	-
									liabilities	(14,419,080)

FR	CCPE	20,000,000	III Quarter 06	Exchange rate	C	Oblig. in US$	20,000,000	10,250,000	asset	10,250,000	(1,062,106)	-
									liabilities	(10,886,772)

FR	CCPE	150,000,000	III Quarter 08	Exchange rate	C	Oblig. in US$	150,000,000	76,875,000	asset	76,875,000	(12,268,909)	-
									liabilities	(85,637,967)

FR	CCPE	200,000,000	II Quarter 09	Exchange rate	C	Oblig. in US$	200,000,000	102,500,000	asset	102,500,000	(13,273,991)	-
									liabilities	(116,351,613)

FR	CCPE	70,000,000	II Quarter 2011	Exchange rate	C	Oblig. in US$	70,000,000	35,875,000	asset	35,875,000	(1,874,329)	-
									liabilities	(38,739,192)

FR	CI	7,000,000	I Quarter 06	Exchange rate	C	Oblig. in US$	7,000,000	3,587,500	asset	3,587,500	(5,478)	-
									liabilities	(3,600,619)

FR	CCPE	33,000,000	I Quarter 06	Exchange rate	C	Oblig. in US$	33,000,000	16,912,500	asset	16,912,500	(65,930)	-
									liabilities	(16,957,297)

FR	CCPE	6,000,000	III Quarter 06	Exchange rate	C	Oblig. in US$	6,000,000	3,075,000	asset	3,075,000	(271,920)	-
									liabilities	(3,451,803)

FR	CI	353,709	I Quarter 06	Exchange rate	V	Oblig. in US$	353,709	77,586	asset	77,586	2,250	-
									liabilities	(69,505)
S	CCPE	150,000,000	III Quarter 08	Interest rate	C	Oblig. in US$	150,000,000	-	asset	195,516	473,165	195,516

S	CCPE	200,000,000	II Quarter 09	Interest rate	C	Oblig. in US$	200,000,000	-	asset	26,814	31,254	26,814

S	CCPE	70,000,000	II Quarter 2011	Interest rate	C	Oblig. in US$	70,000,000	-	asset	(3,806)	-	(3,806)

Deferred income for exchange forward contracts									liabilities	(160,999)	4,382,164	252,607
Deferred costs for exchange insurance									asset	78,763	(1,415,569)	(136,266)
Exchange forward contracts expensed during the year ( net )											(10,573,372)

Total											(39,461,293)	334,865

Types of derivatives:	Type of Contract:
FR: Forward	CCPE: Hedge contract for existing transactions
S: Swap	CCTE: Hedge contract for anticipated transactions
CI: Investment hedge contract

Notes to the Consolidated Financial Statements, continued

28. Contingencies and restrictions:

a) Lawsuits:

(i) Claims presented by VTR Telefónica S.A.:

On September 30, 2000, VTR Telefónica S.A. filed an ordinary suit for the collection of access charges in the amount of ThCh$2,500,000, based on the differences that would originate from the lowering of access charges rate due to Rate Decree No.187 of Telefónica CTC Chile. The initial sentence accepted VTR’s claim and the compensation alleged by Telefónica CTC Chile. The Company filed a motion to vacate and appeal, which is currently underway.

(ii) Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions, the Supreme Court has reviewed the sentences handed down on the matter, accepting the argument of the Company and ratifying the validity of the terminations.

There are, in addition, other lawsuits involving former employees, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a sentence favorable to the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting damage payments for various concepts.

In the opinion of Management and internal legal counsel, the risk that the Company will be required to pay indemnities in the amount claimed in the previously mentioned lawsuits, in addition to other civil and labor suits in which the Company is the defendant, is remote. Management considers it unlikely that the Company’s income and equity will be significantly affected by these loss contingencies. As a consequence, no provision has been established in relation to the indemnities claimed. Consequently provisions have been established in relation to the indemnities claimed.

(iii) Other contingencies; Lawsuit against the Government:

On October 31, 2001,Telefónica CTC Chile filed an administrative motion before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Rate Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, determination which they arrived at after having “carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that concur in the problem stated and the prudence that must orient public actions”, to add that such rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services”.

Upon extinguishing the administrative instances to correct the errors and illegalities involved in the tariff setting process of 1999, in March 2002, Telefónica CTC Chile filed a lawsuit for damages against the State of Chile for the sum of Ch$ 181,038,411,056, plus readjustments and interest, which covers past and future damages until May 2004.

The judicial process is currently at the stage of issuing a sentence.

(iv) Manquehue Net:

On June 24, 2003, Telefónica CTC Chile filed a forced compliance of contracts complaint with damage indemnity before the mixed arbitration court of Mr. Victor Vial del Río against Manquehue Net, in the amount of Ch$ 3,647,689,175, in addition to costs incurred during the proceeding. Likewise, and on the same date, Manquehue Net filed a compliance with discounts complaint (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of a 700 services contract). After completion of the evidence period, on June 5, 2004 the arbiter called the parties together to pronounce a sentence.

On April 11, 2005, the Court notified the first instance sentence accepting the claim made by Telefónica CTC Chile condemning Manquehue to pay approximately Ch$ 452 million, and at the same time accepted Manquehue’s claim condemning Telefónica CTC Chile to pay 47,600 UF.

Telefónica CTC Chile filed an appeal for dismissal on the grounds of errors in the form in both cases; which are currently pending before the Court of Appeals of Santiago.

b) Financial restrictions:

In order to carry out its investment plans, the Company obtained financing in the local and foreign market (notes 15, 16 and 17), which established among others: maximum debt that the Company may have, interest coverage.

The maximum debt ratio for these contracts is 1.50, whereas the interest coverage ratio cannot be less than 4.00.

Non-compliance with these clauses implies that all the obligations included in these financing contracts will be considered as due.

As of December 31, 2005 the Company complies with all the financial restrictions.

29. Third party guarantees:

The Company has not received any guarantees from third parties.

30. Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

	Currency	2005	2004
Description		ThCh$	ThCh$

Total current assets :		315,987,155	437,530,555

Cash	Non-indexed Ch$	6,196,641	7,671,191
	Dollars	53,213	421,624
	Euros	42,250	50,029
Time deposits	Indexed Ch$	290,114	50,634,077
	Dollars	84,678,832	4,417,618
Marketable securities	Indexed Ch$	1,940,613	-
	Dollars	13,806,698	27,061,316
Notes and accounts receivable (1)	Indexed Ch$	-	681
	Non-indexed Ch$	154,191,565	155,367,808
	Dollars	3,930,025	31,228,328
Due from related companies	Indexed Ch$	15,585,521	12,210,149
	Dollars	2,441,946	9,711,888
Other current assets (2)	Indexed Ch$	2,769,040	35,900,031
	Non-indexed Ch$	29,523,569	96,767,231
	Dollars	529,065	6,088,584
	Brazilian Real	8,063	-

Total property, plant and equipment :		1,300,497,972	1,432,660,678

Property, plant and equipment and accumulated depreciation	Indexed Ch$	1,300,497,972	1,432,660,678

Total other long-term assets		92,315,225	92,636,063

Investment in related companies	Indexed Ch$	7,832,220	7,895,628
Investment in other companies	Indexed Ch$	4,093	4,093
Goodwill	Indexed Ch$	18,451,329	20,034,890
Other long-term assets (3)	Indexed Ch$	50,471,130	49,575,061
	Non-indexed Ch$	4,871,251	14,651,849
	Dollars	10,685,202	474,572

Total Assets		1,708,800,352	1,962,827,296

	Indexed Ch$	1,382,256,511	1,596,705,139
	Non-indexed Ch$	210,368,547	286,668,228
	Dollars	116,124,981	79,403,900
	Euros	42,250	50,029
	Brazilian Real	8,063	-

(1)	Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.

(2)	Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.

(3)	Includes the following balance sheet accounts:Long-term Receivables, Intangibles, Accumulated amortization and Others.

Notes to the Consolidated Financial Statements, continued

30. Local and Foreign Currency, continued:

A summary of the current liabilities in local and foreign currency is as follows:

		Up to 90 days				90 days up to 1 year
Description	Currency	2005		2004		2005		2004
			Average		Average		Average		Average
			annual		annual		annual		annual
		Amount	interest	Amount	interest	Amount	interest	Amount	interest
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Short-term obligations with
banks and
financial institutions	Non-indexed Ch$	-		10,422,724	1.47	-	-	9,757,493	2.98

Short-term portion of
obligations with banks
and financial institutions	Indexed Ch$	-	-	214,185	-	321,206	-	-	-
	Dollars	998,377	-	15,861,206	2.41	-	-	-	-

Obligations with the public									5.45
(Commercial paper)	Non-indexed Ch$	22,740,193	3.10	-	-	34,346,806	3.60	35,997,599

Obligations with the									6.00
public (Bonds payable)	Indexed Ch$	-	-	73,428,696	6.75	1,452,982	6.00	1,466,248
	Dollars	83,588,805	8.40	4,254,027	-	26,331,505	7.60	-	-

Long-term obligations	Indexed Ch$	2,690	9.06	8,324	9.06	13,825	9.06	24,967	9.06
maturing within a year

Due to related parties	Indexed Ch$	-	-	-	-	280,407	-	-	-
	Non-indexed Ch$	26,751,548	-	22,748,960	-	-	-	5,879,521	-
	Dollars	469,465	-	200,948	-	-	-	133,725	-

Other current liabilities (4)	Indexed Ch$	1,984,441	-	-	-	804,388	-	-	-
	Non-indexed Ch$	115,463,016	-	154,608,001	-	5,113,828	-	24,908,684	-
	Dollars	5,027,910	-	984,380	-	360,360	-	-	-

Total Current Liabilities		257,026,445	-	282,731,451	-	69,025,307	-	78,168,237	-

Subtotal by currency	Indexed Ch$	1,987,131	-	73,651,205	-	2,872,808	-	1,491,215	-
	Non-indexed Ch$	164,954,757	-	187,779,685	-	39,460,634	-	76,543,297	-
	Dollars	90,084,557	-	21,300,561	-	26,691,865	-	133,725	-

(4)	Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings, Income taxes, Unearned Income and Other current liabilities.

A summary of the long-term liabilities in local and foreign currency is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2005		2005		2005		2005
			Average		Average		Average		Average
			annual		annual		annual		annual
			interest		interest		interest		interest
		Amount	rate	Amount	rate	Amount	rate	Amount	rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

LONG-TERM LIABILITIES
Obligation with banks and
financial institutions	Indexed Ch$	-	-	63,900,450	2.32	-	-	-	-
	Dollars	76,875,000	4.69	102,500,000	4.90	76,875,000	4.64	-	-

Bonds payable	Indexed Ch$	-	-	-	-	-	-	12,197,201	6.00

Other long-term liabilities (5)	Indexed Ch$	15,975,376	-	17,005,188	-	6,005,144	-	76,533,877	-
	Non-indexed Ch$	756,020	-	482,268	-	1,205,670	-	5,226,652	-

Total Long-term Liabilities		93,606,396	-	183,887,906	-	84,085,814	-	93,957,730	-

Subtotal by currency	Indexed Ch$	15,975,376	-	80,905,638	-	6,005,144	-	88,731,078	-
	Non-indexed Ch$	756,020	-	482,268	-	1,205,670	-	5,226,652	-
	Dollars	76,875,000	-	102,500,000	-	76,875,000	-	-	-

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2004		2004		2004		2004
			Average		Average		Average		Average
			annual		annual		annual		annual
			interest		interest		interest		interest
		Amount	rate	Amount	rate	Amount	rate	Amount	rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

LONG-TERM LIABILITIES
Obligations with banks and
financial institutions	Indexed Ch$	-	-	63,778,349	1.55	-	-	-	-
	Dollars	138,591,936	2.94	150,141,264	2.95	-	-	-	-

Bonds payable	Indexed Ch$	2,562,923	6.00	2,562,924	6.00	6,407,308	6.00	1,922,202	6.00
	Dollars	118.982.909	8.20	-	-	-	-	-	-

Other long-term liabilities (5)	Indexed Ch$	13,732,416	-	7,975,430	-	20,094,992	-	18,806,769	-
	Non-indexed Ch$	746,220	-	360,857	-	904,146	-	32,342,646	-

Total Long-term Liabilities		274,616,404	-	224,818,824	-	27,404,446	-	53,071,617	-

Subtotal by currency	Indexed Ch$	16,295,339	-	74,316,703	-	26,502,300	-	20,728,971	-
	Non-indexed Ch$	746,220	-	360,857	-	904,146	-	32,342,646	-
	Dollars	257,574,845	-	150,141,264	-	-	-	-	-

(5)	Includes the following balance sheet accounts: Due to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

Notes to the Consolidated Financial Statements, continued

31. Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during 2005 and 2004.

32. Subsequent events:

On January 24, 2006, the Company reported an essential event in which they inform that the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. agreed to call an Extraordinary Shareholders Meeting, as established in articles 10, 57 and 67 of the Companies Law and in articles 33 and 44 of the bylaws of Compañía de Telecomunicaciones de Chile S.A., for Thursday April 20, 2006, in order to inform the shareholders and have them decide on the following matters:

i) Capital decrease in the amount of ThCh$40,200,513,570
ii) Bylaws reform in reference to the modification of share capital
iii) Adopt the corresponding decisions to formalize the agreements of the Meeting

Management is unaware of any other significant subsequent events that have occured in the peiod fron January 1 to 24, 2006 and that may affect the Company's financial position or the interpretation of these financial statements.

33. Environment:

In the opinion of Management and their in-house legal counsel and because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of these financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or other supervising organizations.

34. Time deposits:

The detail of time deposits is as follows:

Placement	Institution	Currency	Principal	Rate	Maturity	Principal	Accrued	Total
							interest
			ThCh$	%		ThCh$	ThCh$	ThCh$

Dec 31, 2005	ABN AMRO BANK	US$	165,081,000	4.0300	Jan 03, 2006	84,604,013	-	84,604,013
Dec 26, 2005	BANCO CRÉDITO E INVERSIONES	US$	145,900	4.3000	Jan 25, 2006	74,774	45	74,819
Dec 06, 2005	BANCO CRÉDITO E INVERSIONES	UF	15,964	6.2000	Mar 07, 2006	286,946	1,240	288,186
Dec 30, 2005	SANTANDER SANTIAGO	Ch$	1,928	-	Jan 30, 2006	1,928	-	1,928

Total			165,244,792	-	-	84,967,661	1,285	84,968,946

35. Accounts payable:

The detail of the accounts payable balance is as follows:

	2005	2004
	ThCh$	ThCh$

Suppliers
Chilean	60,800,675	53,378,613
Foreign	5,011,124	2,857,928
Carrier service	8,406,474	5,485,376
Provision for work in progress	10,034,495	12,028,858

Total	84,252,768	73,750,775

36. Other accounts payable:

The detail of other accounts payable is as follows:

	2005	2004
	ThCh$	ThCh$

Exchange insurance contract payables	3,093,532	40,602,337
Billing on behalf of third parties	2,804,313	2,089,258
Accrued supports	1,005,680	183,262
Others	1,877,962	861,990

Total	8,781,487	43,736,847

Alejandro Espinoza Querol	José Moles Valenzuela
General Accountant	General Manager

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
Management’s Discussion and Analysis Of The Consolidated Financial Statements
For the year ended December 31, 2005 and 2004

1. HIGHLIGHTS

Consolidated Income and Figures for the Corporation’s Business Areas

As of December 31, 2005, Telefónica CTC Chile recorded consolidated net income of Ch$25,183 million, whereas in 2004 it preseted net income of Ch$322,847 million. 2004 income includes the effects derived from the sale of the subsidiary Telefónica Móvil de Chile S.A. in July 2004, which produced a net gain of approximately Ch$314,468 million.

The operating income of Telefónica CTC Chile for 2005 presents a surplus of Ch$87,096 million, 15.2% less than the Ch$102,703 million reached in the year ended December 31, 2004.

The comparison of operating income between 2004 and 2005 includes the effects of the deconsolidation of the subsidiary Telefónica Móvil de Chile S.A. as of July 2004.

For comparison purposes, after excluding the effects of Telefónica Móvil in 2004, as detailed below, the operating margin reaches 15.0% and 17.8% for the year ended December 2005 and 2004, respectively. Operating income decreased by 18.1% due to a 2.8% decrease in revenues and a 1.7% increase in operating costs.

Operating Income for the period excluding T. Móvil

	2004	2005	% Variation

Revenues	597,250	580,710	-2.8%
Salaries	(78,968)	(79,078)	0.1%
Goods and services	(213,025)	(217,881)	2.3%
Total Cost	(291,993)	(296,959)	1.7%
EBITDA	305,257	283,751	-7.0%
Depreciation	(198,945)	(196,655)	-1.2%
Operating Income	106,312	87,096	-18.1%
Operating Margin	17.8%	15.0%

It should be noted that as of May 6, 2004, operating income includes the effects of the tariff decree which is in force until May 6, 2009. Non operating income for the year ended December 31, 2005 shows a deficit of Ch$28,491 million, which compares negatively to the surplus obtained the previous year in the amount of Ch$285,078 million, derived mainly from income obtained on the sale of Telefónica Móvil de Chile S.A. Without considering this effect, there is a positive change from year to year, which is basically due to a decrease in financial expenses associated whit a lower level of debt and better financing conditions, and a positive effect of price-level restatement.

Whit respect to operating business figures, as of December 31, 2005, Telefónica CTC Chile had a total of 2,440,827 fixed telephone lines, presenting an increase of 0.6% in relation to December 2004. ADSL customers in service reached 314,177, which represents 56.5% gronth in relation to the previous year. Long distance traffic through the network of Telefónica CTC Chile, for which access fees are charged, decreased by 25.9% in domestic long distance (DLD) and 36.2% in international long distance (ILD), reaching 1,582.9 million minutes and 690.5 million minutes, respectively.

As of December 31, 2005, the Company had total staff of 3,910 a 3.6% increase in comparison to December 2004, where the staff was 3,774 persons.

Decrease in Financial Debt

Telefónica CTC Chile has continued to decrease its debt level through amortization and prepayment of loans and renegotiation of interest rates and terms of current loan as well as through the global drop in interest rates. As of December 31, 2005, financial debt amount to Ch$496,316 million, reflecting a 21.3% decrease in relation to the financial debt of Ch$628,352 million recorded as of December 31, 2004. The decrease in the debt levels along with the improved financing conditions and the drop in the value of the dollar translated into a downturn of 47.3% in financial expenses as of December 31, 2005.

Dividend Policy

On September 21, 2004, the Board of Compañía de Telecomunicaciones de Chile S.A. agreed to modify the policy for distribution of dividends with a 30% to 100% charge to income for each year, by means of an interim dividend in November of each year and a final dividend which will be proposed at the Ordinary Shareholders’ Meeting. In this context, the Board agreed to distribute an interim dividend charged against 2004 net income, for Ch$124,430 million in November 2004 (equivalent to US$ 200 million).

In January 2005, the Board agreed to propose the payment of a final dividend of Ch$58.84591 per share with a charge to net income to the ordinary Shareholders’ Meeting, thereby complying with the aforementioned dividend policy. Similarly they agreed to propose the payment of an provisional dividend of Ch$50.99095 per share, with a charge to retained earnings as of December 2004 at the next Ordinary Shareholders’ Meeting.

The Ordinary Shareholders’ Meeting held on April 14, 2005 approved the distribution of both the final and provisional dividend; the Meeting also revealed the Dividend Policy for 2005 and future years, as mentioned in the first paragraph of this section.

Similarly, on October 27, 2005, the Board of Directors approved payment of an interim dividend (No.170) of Ch$11.00 per share, with a charge to 2005 income, equivalent to ThCh$10,528,728 (historical).

Tariff Setting Process for Telefónica CTC (Local Telephony)

On May 4, 2004, the Ministries of Transport and Telecommunications and Economy; Development and Reconstruction (here in after the "ministries") issued Tariff Decree No. 169 which they submitted together with the supporting report to the Chilean General Comptroller together with the supporting report.

On June 2, Telefónica CTC Chile made two presentations to the Chilean General Comptroller as part of the process for Tariff Decree No.169. The first presentation denounces manifest mathematical errors in Decree No. 169, requesting that the controlling organization order these to be corrected. The second presentation includes the legal objections relating to conceptual aspects that have an impact on the definition and scope of the services included in the Decree. In both presentations the Company expressly reserves the right to take legal action.

Entel, Chilesat and Telmex filed a complaint with the Chilean General Comptroller against Tariff Decree No. 169, objecting to scaling of access charges and the criteria for cost assignation of the different tariffs.

On September 16, 2004, the Ministries issued their report to the Chilean General Comptroller relating to the complaints filed by Telefónica CTC Chile, Chilesat, Entel and Telmex. In this respect, the Ministries informed that as a result of their review of the tariff model a large part of the mathematical errors denounced by Telefónica CTC Chile were corrected, and that furthermore other errors apparently contained in the mentioned Tariff Decree were also corrected.

In turn, the Ministries defended the scaling of access charges of D.S. 169, stating that this action has been taken in conformity with the resolutions of antitrust organizations and those prescribed by the Economic Technical Bases established for this tariff setting process.

The ministries rejected the claims by Telefónica CTC Chile and Entel, Chilesat and Telmex with respect to the definition and scope of services included in the decree.

On October 4, 2004, Telefónica CTC Chile once again appealed to the Chilean General Comptroller , for the correction of new mathematical errors incurred by the Ministries they corrected the errors informed by Telefónica CTC Chile. They also resubmited their claim regarding the decree.

The Undersecretary of Telecomunications of the Ministry of Transport and Telecommunications ("SUBTEL") once again submitted Decree No. 169 to the Chilean General Comptroller on December 30, 2004, after modifying certain network unbundling tariffs, in the item “Adjustment of Civil Works”. Likewise, Subtel once again modified other tariffs, including those of the “Adjustment of Civil Works“ item, resubmitting Decree No. 169 to the Chilean General Comptroller on January 14, 2005.

In addition, in January 2005. Entel and Telmex filed new presentations to the Chilean General Comptroller, in which Entel protested the tariffs set by the Ministries regardin to “Adjustment of Civil Works” and on its Telmex accompanied information sustaining that access charge rates must be at direct cost.

On February 8, 2005, the Chilean General Comptroller recorded Tariff Decree No. 169. The report of the Chilean General Comptroller rejected the complaints regarding conceptual aspects presented by Telefónica CTC Chile and does not make a pronouncement regarding the new mathematical errors denounced in October 2004. The complaints filed by Telmex, Chilesat and Entel were rejected by the Chilean General Comptroller.

Tariff Decree No.169 was published in the Official Gazette on February 11, 2005. Telefónica CTC Chile enabled the application of the new rates to its customers in its systems and began the rebilling process as of May 6, 2004.

Tariff Flexibility

The Official Gazette of February 26, 2004, published Decree No.742, of December 24, 2003, issued by the Ministry of Transport and Telecommunications, which regulate conditions ( without restrictions as to levels or structure) to the ofter of various plans and joint offers that can be offered by the dominant operators of the local public telephone service.

Tariff flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, adhering to the general framework for the application of the flexibility that must be defined by the Authority, without requiring authorization for each plan.

Telefónica CTC Chile started offering different local telephone plans, in order to adapt to customer`s needs.

Management’s Discussion and Analysis Of The Consolidated Financial Statements, continued

2. VOLUME STATISTICS, PROPERTY, PLANT AND EQUIPMENT AND STATEMENTS OF INCOME

TABLE No. 1
VOLUME STATISTICS

DESCRIPTION	December	December	Variation
	2004	2005	Q	%

Lines in Service (end of year)	2,427,364	2,440,827	13,463	0.6%
Total Average Lines in Service	2,406,266	2,451,356	45,090	1.9%
Local calls (millions) (1)	4,615	3,309	(1,306)	-28.3%
Inter-primary DLD Minute(2) (thousands)	2,134,945	1,582,948	(551,997)	-25.9%
Total ILD Minutes(3) (thousands)	1,083,068	690,499	(392,569)	-36.2%
ILD Minute Outgoing (incl. Internet)	673,986	264,583	(409,403)	-60.7%
ILD Minutes Incoming	409,081	425,916	16,835	4.1%
Line Connections	343,318	358,088	14,770	4.3%
ADSL Connections in Service	200,794	314,177	113,383	56.5%
Permanent Personnel Telefónica CTC Chile (4)	2,817	2,945	128	4.5%
Permanent Personnel Subsidiaries (4)(5)	957	965	8	0.8%
Total Corporate Personnel (4)	3,774	3,910	136	3.6%

1.	Does not include calls from public phones owned by the Company.
2.	DLD: Domestic Long Distance. Corresponds to all outgoing traffic of primary areas attended by Telefónica CTC Chile, including the traffic of Telefónica Mundo and Globus 120, for which access fees are charged.
3.	ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.
4.	Include staff with contracts for determined term.
5.	In 2004 Mobile subsidiary personnel is included.

TABLE No. 2
CONSOLIDATED NET PROPERTY, PLANT AND EQUIPMENT
(Figures in millions of pesos as of December 31, 2005)

DESCRIPTION	December	December	Variation
	2004	2005	MCh$	%

Land, Infrastructure, Machinery and Equipment	3,658,661	3,677,580	18,919	0.5%
Projects and Works in Progress	66,121	61,775	(4,346)	-6.6%
Accumulated Depreciation	2,292,122	2,438,857	146,735	6.4%
NET PROPERTY, PLANT & EQUIPMENT	1,432,660	1,300,498	(132,162)	-9.2%

TABLE No. 3
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
ENDED AS OF DECEMBER 31, 2005 and 2004
(Figures in millions of pesos as of 12.31.05)

DESCRIPTION	Jan - Dec	Jan - Dec	Variation (2005 / 2004)
	2004	2005	MCh$	%

OPERATING REVENUES
Fixed telecomunications	437,421	441,476	4,055	0.9%
Basic Telephony	310,645	294,284	(16,361)	-5.3%
Fixed charge (monthly)	152,089	123,539	(28,550)	-18.8%
Variable charge	122,449	96,908	(25,541)	-20.9%
Connections and Other Installations	4,036	3,280	(756)	-18.7%
Flexible Plans	9,005	45,727	36,722	407.8%
Value Added Services	17,702	19,475	1,773	10.0%
Others Basic Telephony Services	5,364	5,355	(9)	-0.2%

Broadband	26,068	42,901	16,833	64.6%
ADSL	19,628	31,919	12,291	62.6%
Internet Connection for Companies	6,440	10,982	4,542	70.5%

Access Charges and Interconnections (1)	32,724	44,004	11,280	34.5%
Domestic Long Distance	10,485	10,344	(141)	-1.3%
International Long Distance	2,908	2,371	(537)	-18.5%
Access Charges Mobile - Fixed	8,023	14,230	6,207	77.4%
Other Interconnection Services	11,308	17,059	5,751	50.9%

Other Local Telephone Services	67,984	60,287	(7,697)	-11.3%
Advertising in Telephone Directories	6,093	5,369	(724)	-11.9%
ISP (Switchboard and Dedicated)	3,230	2,530	(700)	-21.7%
Telemergencia (Security Services)	6,921	8,081	1,160	16.8%
Public Phones	11,228	9,819	(1,409)	-12.5%
Interior Installation and Equipment Rental	32,401	30,687	(1,714)	-5.3%
Equipment Marketing	8,111	3,801	(4,310)	-53.1%

Long Distance	63,807	57,972	(5,835)	-9.1%
Long Distance	25,511	23,268	(2,243)	-8.8%
International Service	24,789	19,464	(5,325)	-21.5%
Network capacity and circuit rentals	13,507	15,240	1,733	12.8%

Corporate Communications	85,890	78,214	(7,676)	-8.9%
Terminal Equipment	14,064	13,378	(686)	-4.9%
Complementary Services	17,305	14,666	(2,639)	-15.2%
Data Services	32,271	28,119	(4,152)	-12.9%
Dedicated links and others	22,250	22,051	(199)	-0.9%

Mobile Communications	137,027	0	(137,027)	S.C.
Mobile Communications (outgoing traffic)	96,954	0	(96,954)	S.C.
CPP Interconnection (2)	40,073	0	(40,073)	S.C.

Other Businesses (3)	4,034	3,048	(986)	-24.4%

TOTAL OPERATING REVENUES	728,179	580,710	(147,469)	-20.3%

Management’s Discussion and Analysis Of The Consolidated Financial Statements, continued

2. Volume statistics, property, plant and equipment and statements of income, continued

TABLE No. 3
Consolidated statements of income for the years, continued

DESCRIPTION	Jan - Dec	Jan - Dec	Variation (2005 / 2004)
	2004	2005	MCh$	%

OPERATING COSTS	(460,450)	(373,054)	87,396	-19.0%

Salaries	(49,776)	(42,715)	7,061	-14.2%
Depreciation	(227,595)	(189,690)	37,905	-16.7%
Other Operating Costs	(183,079)	(140,649)	42,430	-23.2%
Administration and Selling Costs	(165,026)	(120,560)	44,466	-26.9%

Total Operating Costs	(625,476)	(493,614)	131,862	-21.1%

Operating Income	102,703	87,096	(15,607)	-15.2%

Interest Income	9,620	7,985	(1,635)	-17.0%
Other Non-operating Income	492,607	3,106	(489,501)	-99.4%
Income from Investment in Related Companies (4)	562	1,680	1,118	198.9%
Interest Expenses	(55,999)	(29,501)	26,498	-47.3%
Amortization of Goodwill	(145,457)	(1,584)	143,873	-98.9%
Other Non-operating Expenses	(25,559)	(13,077)	12,482	-48.8%
Monetary correction	9,304	2,900	(6,404)	-68.8%

Non-operating Income	285,078	(28,491)	(313,569)	C.S.

Income before Income Tax	387,781	58,605	(329,176)	-84.9%

Income taxes	(64,641)	(33,392)	31,249	-48.3%
Minority Interest	(293)	(30)	263	-89.8%

NET INCOME (5)	322,847	25,183	(297,664)	-92.2%

(1) Due to accounting consolidation does not include access charges of Telefónica Mundo and Globus.
(2) Corresponds to income recorded in Telefónica Móvil.
(3) Includes revenues from T-gestiona, Telepeajes and Tecnonáutica.
(4) For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).
(5) For comparative purposes certain reclassifications have been made for 2004 statements of income.

3. ANALYSIS OF NET INCOME FOR THE YEAR

3.1 Operating Income

As of December 31, 2005, operating income amounted Ch$87,096 million, which represents a 15.2% decrease with respect to the previous year. This decrease shows an extraordinary change associated with lower income and higher costs related to the correspondent business, among other effects.

Operating Revenues

Operating revenues for the year amounted to Ch$580,710 million, a decrease of 20.3% in relation to prior year operating revenues of Ch$728,179 million.

This variation was primarely due to the fact that 2005 does not include revenues from mobile services as a result of the deconsolidation of subsidiary Telefónica Móvil de Chile S.A. in July 2004. In addition, there was a decrease in long distance revenues and in revenues from corporate communications, partly offset by an increase in revenues from fixed telecommunication services.

Revenues from Fixed Telecommunication Services: These revenues show a 0.9% increase, due to the effects of a 5.3% drop in basic telephone services in respect to the previous year, derived from the 20.9% decrease in the level of variable charge, which shows the effect of lower revenues derived from the application of the new tariff decree, the downturn in traffic per line and the migration of customers to flexible plans recorded in 2005. Fixed monthly charge, corresponding to the fixed monthly charge for connection to the network, decreased 18.8% mainly as a product of the incorporation of customers to flexible plans, which is offset by the effect of higher income due to the application of the new tariff decree. Consequently the incorporation of customers to flexible plans positively contributed to the Ch$36,722 million increase in revenues. Revenues from connections and other installations dropped 18.7% with respect to the previous year, whereas value added services grew by 10.0% partly due to an increase in advanced corporate services. Other basic telephony services revenues dropped by 0.2% .

Broadband services increased by 64.6% in the period from January to December 2005, for a total of Ch$42,901 million compared to Ch$26,068 million the prior year.

Access charges and interconnections increased by 34.5%, mainly due to the 50.9% increase in other interconnection services, in particular media rental services, carrier information and connection services, and unbundling services, together with a 77.4% increase in mobile and fixed access charges. It should be noted that these increases are influenced by the recognition in 2005 of income from services generated by Telefónica Móvil. There was an 18.5% drop in revenues from international long distance and a 1.3% drop in domestic long distance.

Other fixed telephone services decreased by 11.3%, equivalent to Ch$7,697 million explained fundamentally by the Ch$4,310 million decrease in revenues from commercialization of equipment and Ch$1,714 million in revenues from interior installations and equipment rental.

Long Distance: Long distance revenues services decreased by 9.1% in comparison to 2004, due to a decrease of 8.8% and 21.5% in DLD and ILD, respectively, which was influenced by a decrease in average outgoing long distance prices, a 10.3% drop in DLD traffic and a 2.2% drop in outgoing ILD traffic, added to the extraordinary effect of lower revenues due to the new valuation of correspondents. The above is partly offset by the incorporation of revenues from media and circuit rental to Telefónica Móvil de Chile, as of July 2004.

Corporate Communications: Corporate communications revenue shows an 8.9% decrease in respect to the previous year, mainly due to a drop in all lines of business: 15.2% in revenues from complementary services; 4.9% in revenues from sale of terminal equipment and 12.9% in data services. This was partly offset by a 0.9% increase in revenues from circuits and others.

Mobile Communications: No revenues for this concept have been recorded in 2005 since this business was deconsolidated due to the sale of Telefónica Móvil de Chile S.A. in July 2004. In 2004 these revenues amounted to Ch$137,027 million.

Other Businesses: Revenue from other businesses shows a 24.4% decrease mainly due to decrease in revenues from the subsidiary Telepeajes (teletoll services).

Operating Costs

Operating costs for the period amounted to Ch$493,614 million, decreasing by 21.1% in relation to 2004, when they amounted to Ch$625,476 million. Honever, after separating the effect of Móviles, consolidated operating cost amounted to Ch$486,948 increasing by 1.4% in relation to 2004.

The above is mainly explained by the extraordinary adjustment made for the concept of correspondents, which is offset by a trend of falling expense levels, basically in goods and services, remuneration and depreciation due to the efforts put into the efficient use of resources applied by the Company in the last few years.

3.2 Non-operating Income

Non-operating income for the year ended December 31, 2005 shows a deficit of Ch$28,491 million, whereas in the previous year non-operating income amounted to Ch$285,078 million. The change in non-operating income is broken down as follows:

Interest income shows a decrease of 17.0%, mainly because in 2004 the greater volume of funds available from the sale of the mobile subsidiary was temporarily allocated to financial investments.

Other non-operating income amounted to Ch$3,106 million, which is lower than the Ch$492,607 million reached in 2004. This is mainly due to net income generated by the sale of Telefónica Móvil de Chile and the sale of the participation in the ownership of Publiguías recorded in 2004.

Interest expenses decreased by 47.3% in 2005, mainly due to lower interest bearing debt, renegotiation of the rates of current loans, the drop in market interest rate and the effect of the drop in the exchange rate.

Amortization of goodwill shows a Ch$143,873 million decrease in relation to 2004, mainly due to amortization of goodwill of the subsidiary Telefónica Móvil de Chile, sold during 2004.

Other non-operating expenses decreased by 48.8%, derived mainly from lower restructuring costs, retired assets and depreciation of assets that are out of service. These effects were offset by higher expenses in 2005 than in 2004, due to agreements reached in lawsuits, retirement of out of service assets and unrecovered taxes.

Price-level restatement in 2005 shows a net gain of Ch$2,900 million, mainly due to the variations experienced in the CPI, unidad de fomento and exchange rate. It should be noted that a 100% hedge has been maintained for exchange rate fluctuation and a 79% hedge for interest rate. The Company’s exchange rate (peso-dollar) hedge policy was largely able to neutralize the effect of the exchange rate variation in 2004 and 2005.

Management’s Discussion and Analysis Of The Consolidated Financial Statements, continued

3. Analysis of net income for the year, continued

3.3 Net Income

Net income in 2005 amounted to Ch$ 25,183 million, whereas in 2004 net income was Ch$322,847 million. The lower income obtained in 2005 in comparison to 2004 is derived from a 15.2% operating surplus and the decrease in non-operating deficit equivalent to Ch$313,569 million, which basically was due to the sale of Telefónica Móvil de Chile S.A.. Both effects are offset by the lower level of income taxes, which in 2004 was influenced by the tax on the sale of the subsidiary Telefónica Móvil.

4. RESULTS BY BUSINESS AREA

Fixed Telecommunication Business: Recorded net income of Ch$11,967 million as of December 31, 2005, comparatively lower than the surplus of Ch$302,860 million recorded in 2004, due to lower non-operating income and lower taxes derived mainly from the sale of the mobile subsidiary in 2004, offset by the improved operating result of 2005 in relation to 2004.

Corporate Communications Business: This business contributed net income of Ch$10,778 million, a 34.2% decrease in relation to 2004 which presents net income of Ch$16,371 million, due mainly to 31.0% lower operating income.

Long Distance Business: As of December 31, 2005 presented net income readched Ch$1,612 million, lower than 2004 which amounted to Ch$10,709 million. This variation is produced mainly by a 70.3% drop in operating income, mostly due to the extraordinary adjustment due to changes experienced in international businesses.

Mobile Business: Only 2004 income is presented (loss of Ch$8,212 million) due to the deconsolidation of Telefónica Móvil de Chile S.A. in July 2004.

Other Businesses: The businesses as a whole generated net income of Ch$826 million and operating income of Ch$810 million in the year ended December 31, 2005, whereas during the previous year they recorded net income of Ch$1,118 million, with operating income of Ch$1,371 million. These businesses mainly include Telepeajes (teletoll services), Tecnonáutica and T-gestiona.

REVENUES AND COSTS BY BUSINESS
As of December 31, 2004 and 2005
(Figures in millions of pesos as of 12.31.05)

	Fixed		Corporate						Others
	Telecomunications		Communications		Long Distance		Mobile Telephony
	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec
	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005

Operating Revenues	507,440	501,197	105,122	87,982	90,696	79,090	141,806	-	19,299	17,780
Revenues	437,421	441,476	85,890	78,214	63,807	57,972	137,027	-	4,034	3,048
Intercompany Transfers	70,019	59,721	19,232	9,768	26,889	21,118	4,779	-	15,265	14,732

Operating Expenses	(446,871)	(439,019)	(84,089)	(73,477)	(70,752)	(73,159)	(145,370)	-	(17,928)	(16,970)
Payroll	(60,795)	(59,678)	(9,445)	(10,575)	(3,072)	(2,620)	(8,886)	-	(5,655)	(6,204)
Depreciation	(176,103)	(176,167)	(11,954)	(9,692)	(10,733)	(10,624)	(37,177)	-	(177)	(171)
Goods and Services	(136,393)	(144,408)	(21,334)	(19,574)	(40,563)	(44,756)	(93,254)	-	(9,932)	(9,144)
Intercompany Transfers	(73,580)	(58,766)	(41,356)	(33,636)	(16,384)	(15,159)	(6,053)	-	(2,164)	(1,451)

Operating Income	60,569	62,178	21,033	14,505	19,944	5,931	(3,564)	-	1,371	810

Financial Expenses	(55,469)	(29,484)	(41)	(7)	(1)	(4)	(485)	-	(3)	(6)
Other Income and Expenses	346,363	4,125	(362)	(1,230)	(4,445)	(1,740)	(352)	-	(128)	(143)
Intercompany Transfers	9,148	1,604	198	854	(802)	1,114	(5,199)	-	5	98

Non-operating Income	300,042	(23,755)	(205)	(383)	(5,248)	(630)	(6,036)	-	(126)	(51)

R.A.I.I.D.A.I.E (*)	592,183	244,074	32,823	23,821	25,430	15,929	28,062	-	1,425	936

Taxes and Others	(57,751)	(26,456)	(4,457)	(3,344)	(3,987)	(3,689)	1,388	-	(127)	67

Income After Taxes	302,860	11,967	16,371	10,778	10,709	1,612	(8,212)	-	1,118	826

(*) R.A.I.I.D.A.I.E. : Income before taxes, interest, depreciation, amortization and extraordinary items.

GRAPH OF NET INCOME (LOSS) BY BUSINESS
As of December 31, 2004 and 2005
(Figures in millions of pesos as of 12.31.05)

The following table shows the contribution of each business area to corporate results:

Management’s Discussion and Analysis Of The Consolidated Financial Statements, continued

5. STATEMENT OF CASH FLOWS

TABLE No. 4
CONSOLIDATED CASH FLOWS
(figures in millions of pesos as of December 31, 2005)

DESCRIPTION	Jan-Dec	Jan-Dec	VARIATION
	2004	2005	MCh$	%

Net cash from operating activities	229,909	221,613	(8,296)	-3.6%
Net cash from financing activities	(882,679)	(201,170)	681,509	-77.2%
Net cash from investing activities	786,751	(86,439)	(873,190)	-111.0%
Effect of inflation on cash and cash equivalents	(6,576)	(1,542)	5,034	-76.6%
Net change in cash and cash equivalents for the year	127,405	(67,538)	(194,943)	-153.0%

The negative variation of Ch$ 67,538 million in cash flows for 2005 as compared to the positive variation of Ch$127,405 million in 2004 is mainly due to resources obtained on the sale of the subsidiary Telefónica Móvil in 2004, presented as cash flows from investing activities. Therefore, during 2004, cash flows were allocated to amortization and prepayment, in order to decrease the financial debt of Telefónica CTC Chile, and to the payment of dividends, which are presented within financing activities. During 2005 this policy of decreasing financial debt and distributing dividends has continued, which partly explains the negative net variation in cash and cash equivalents.

6. FINANCIAL INDICATORS

TABLE No. 5
CONSOLIDATED FINANCIAL INDICATORS

DESCRIPTION	JAN-DEC	JAN-DEC
	2004	2005

LIQUIDITY RATIO
Current Ratio
(Current Assets / Current Liabilities)	1.21	0.97
Cash Ratio
(Most liquid assets / Current Liabilities)	0.25	0.33

DEBT RATIOS
Debt Ratio
(Total Liabilities / Shareholders’ Equity)	0.92	0.84
Long-term Debt Ratio
(Long-term Liabilities / Total Liabilities)	0.62	0.58
Financial Expenses Coverage
(Income Before Taxes and Interest / Interest Expenses)	7.75	2.72

RETURN AND NET INCOME PER SHARE RATIO
Operating Margin
Operating Income / Operating Revenues)	14.1%	15.0%
Operational Income Return
(Operating Income / Net Property, Plant and Equipment (1) )	5.3%	6.2%
Net Income per Share
(Net Income / Average number of paid shares each year)	$323	$26.3
Return on Equity
(Income / Average shareholders’ equity)	27.0%	2.60%
Return on Assets
(Income/Average assets)	14.0%	1.38%
Operating Assets
(Net income / Average operating assets (2))	19.13%	1.85%
Return on Dividends
(Paid dividends / Market Price per Share)	42.4%	10.8%

ACTIVITY INDICATORS
Total Assets	MCh$ 1,962,827	MCh$ 1,708,800
Sale of Assets	MCh$ 215,450	MCh$ 1,318
Investments in other companies and property, plant and equipment	MCh$ 87,301	MCh$ 76,402
Inventory Turnover
(Cost of Sales / Average Inventory)	3.48	2.78
Days in Inventory
(Average Inventory / Cost of sales times 360 days)	103.5	129.6

(1) Figures at the beginning of the year, restated.
(2) Property, plant and equipment are considered operating assets.

From the previous table we emphasize the following:

The current radio shows a decrease due to the write-off of current assets equivalent to 27.8%, whereas current liabilities decreased by 9.7%, due to a decrease in the financial debt in comparison to December of the previous year. Both issues were influenced by the effects of the deconsolidation of the mobile subsidiary. On the other hand, this lower current ratio, that is current asset divided by current liabilities, is basically explained by the reclassification of the Yankee bonds to the short-term since both series of bonds will be paid during 2006. The Company has contemplated covering those obligations with cash flows generated from its operations.

The decrease in the debt ratio is explained by a 16.9% drop in the level of demand liabilities whereas shareholders’ equity decreased by 9.3%, mainly due to distribution of retained earnings through the payment of dividends.

Management’s Discussion and Analysis Of The Consolidated Financial Statements, continued

7. EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY´S ASSETS

Due to market inaccuracies regarding the capital assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value equal or close to zero, that have a market value, which compared to the book value is not significant with respect to the Company’s assets in the aggregate.

In relation to other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding provisions have been set up, when the market value is less than the book value.

8. REGULATORY ASPECTS

Fixed Telephony Tariff Decree

Decree No. 187 was in effect as of May 5, 1999. It establishes maximum tariffs for Telefónica CTC Chile for local telephone services and interconnection services for a period of 5 years, and expired on May 5, 2004.

The main services subject to regulation of tariffs are: Telephone Line Service (formerly fixed charge), Local Measured Service, Local Tranche, Access Charges, Communications Service from Public Telephones and Network Unbundling Services.

In relation to the procedure to be followed for setting tariffs for services subject to tariff regulation, on January 13, 2003 Telefónica CTC Chile requested the Antitrust Commission to liberate tariffs in specific geographic areas and to define telephone services which will be subject to tariff regulation in areas where the market conditions are not sufficient to guarantee a free tariffs regime and that they determine that Telefónica CTC Chile has the right to offer alternative tariff plans without prior authorization.

Together with the tariff setting process of Telefónica CTC Chile, Subtel began the tariff setting process for public services provided by Entelphone in Easter Island and the tariffs for interconnection services (access charges) provided by Entelphone, CMET, Telesat and Manquehue Net.

On April 30, 2003, Telefónica CTC Chile presented to Subtel its Technical Economic Bases for the Tariff Setting Study for the services provided by Telefónica CTC Chile to other public telephone concessionaries, to intermediate services concessionaries which provide long distance telephone services, and to suppliers of complementary services.

On May 20, 2003, the Antitrust Commission dictated Resolution No. 686 which defines the services subject to tariff setting by the Ministries of Economy and Transport and Telecommunications, which are similar to those established for the 1999 – 2004 period. Resolution No. 686 rejects the petition for freedom of rates for the specific primary zones requested by Telefónica CTC Chile, and in relation to the request for rate flexibility, informed favorably by the Regulator, the Antitrust Commission did not make a specific pronouncement in spite of the fact that most of its members were in favor of making a pronouncement, whereas the rest of the members considered that such matters did not correspond to that Commission. By request from Telefónica CTC Chile, the Antitrust Commission clarified Resolution No. 686, dictating to this effect ResolutionNo. 709, which provided that notwithstanding the tariff setting by the administrative authority, the dominant operators could offer lower rates or different plans under the conditions defined by the respective authority.

On May 30, 2003, Subtel submitted to Telefónica CTC Chile the Preliminary Technical Economic Bases. Telefónica CTC Chile formulated 84 objections to the Preliminary Technical Economic Basis of Subtel and requested the formation of an Commission of Experts as established by the law and in the Regulations that govern the procedure, advertising and participation of the rate setting process.

The Commission of experts was officially formed on June 17 and was composed of experts designated by Telefónica CTC Chile and Subtel. The commission issued its report on July 17, 2003, making a unanimous pronouncement on all the objections, with the exception of one objections, the pronouncement on which was supported by a mayority opinion.

On July 25, 2003, Subtel dictated Exempt Resolution No. 827 of 2003 which sets the Final Technical Economic Bases ("TEB") that will govern the tariff study to set the levels, structure and indexation mechanisms of the services provided by Telefónica CTC Chile that are subject to tariff setting.

Entelphone, CMET, Manquehue Net and Telesat did not formulate objections to the Preliminary TEB. Consequently, Subtel dictated the Final Technical Economic Bases for the respective companies.

On November 6, 2003 Telefónica CTC Chile, presented the Tariff Study that sets the levels, structure and indexation mechanisms of the services subject to tariff setting.

On March 5, 2004, the Ministries of Transport and Telecommunications and Economy, Development and Reconstruction submitted the Report on Objections and Counterproposals to the Tariff Study. Telefónica CTC Chile requested the formation of a Commission of experts, which was officially formed on March 12, 2004. The Commission issued its report on April 2, 2004, making a pronouncement on the rules on the queries by Telefónica CTC Chile.

On April 4, 2004, Telefónica CTC Chile submitted to the Ministries the Report on amendments and reiterations of the Tariff Study, incorporating the recommendations of the Commission and insisting on those matters that were not the object of inquiries.

On May 4, 2004, the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction dictated Tariff Decree No. 169 which they submitted along with the supporting report to the Chilean General Comptroller for the recording process. On June 2, 2004, Telefónica CTC Chile presented to the Chilean General Comptroller two presentations within the recording process of Tariff Decree No. 169. The first denounces manifest mathematical errors included in Decree No. 169, requesting that the controlling organization correct them. The second presentation formulates legal objections relating to conceptual aspects that have an impact on the definition and scope of the services included in the decree. In both presentations the Company expressly reserves the right to take legal action.

Entel, Chilesat and Telmex filed a complaint with the Chilean General Comptroller against Tariff Decree No. 169, to the assigment of cost of alles charges and the criteria for cost assignation of the different tariff.

On December 16, 2004, the Ministries issued their report to the Chilean General Comptroller relating to the complaints filed by Telefónica CTC Chile, Chilesat, Entel and Telmex. In this respect, the Ministries reported that as results of their review of the tariff model a large part of the mathematical errors denounced by Telefónica CTC Chile were corrected, and in addition other errors apparently contained in the tariff decree.

In turn, the Ministries defended the scaling of access charges of Tariff Decree No. 169, stating that such criteria has been taken in conformity with the resolutions of antitrust organizations and those prescribed by the Economic Technical Bases established for this tariff setting process.

Regarding the definition and scope of services included in the decree. The Ministries rejected the complaints filed by Telefónica CTC Chile, Entel, Chilesat and Telmex.

On October 4, 2004, Telefónica CTC Chile once again appealed to the Chilean General Comptroller, in order to request the correction on of new mathematical errors incurred by the Ministries precisely at the time of corrections the errors informed by Telefónica CTC Chile. At the same time, the Company resubmitted their complaints regarding certain conceptual aspects.

Subtel once again submitted Decree No. 169 to the Chilean General Comptroller on December 30, 2004, after modifying certain network unbundling tariffs, in the item “Adjustment of Civil Works” . Likewise, Subtel once again modified among other tariffs, those of the “Adjustment of Civil Works“ item, resubmitting Decree No. 169 to the Chilean General Comptroller on January 14, 2005.

In addition, in January 2005. Entel and Telmex submitted new presentations to the Chilean General Comptroller, in which Entel complained about the tariffs set by the Ministries in respect to “Adjustment of Civil Works” and Telmex attached information sustaining that access charge rates must be at direct cost.

On February 8, 2005, the Chilean General Comptroller recorded Tariff Decree No. 169. The report of the Chilean General Comptroller rejected the complaints regarding conceptual aspects presented by Telefónica CTC Chile and did not make a pronouncement regarding the new mathematical errors denounced in October 2004. The complaints filed by Telmex, Chilesat and Entel were rejected by the Chilean General Comptroller.

Tariff Decree No. 169 was published in the Official Gazette on February 11, 2005. Telefónica CTC Chile enabled the application of the new tariffs to its customers in its systems and began the rebilling process as of May 6, 2004.

Tariff Flexibility

By means of Resolution No. 709 of October 13, 2003, the Resolutive Commission decided to: “Accept the request on fs 476 of Compañía de Telecomunicaciones de Chile S.A., only in as much as it is necessary to clarify Resolution No. 686, of May 20, 2003, recorded on fs. 440, in the sense that the resolution implies that the market conditions are insufficient to ensure tariff freedom, therefore a maximum rate must be set. Lower tariffs or plans may be offered, but the conditions of these, which protect and provide due guarantees to the user from those in dominant positions in the market, must be regulated by the respective authority.”

The Official Gazette of February 26, 2004, published Decree No.742, of December 24, 2003, issued by the Ministry of Transport and Telecommunications, which establishes the regulations that govern, without restrictions as to levels or structure, the conditions under which various plans and joint offers can be offered by the dominant operators of the local public telephone service.

The tariff flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, in addition the plan regulated by the authority, as per the conditions defined by the respective authority.

Telefónica CTC Chile started commercializing the different plans for local public telephone service, so that the interested public can choose an alternative that is different to the rate structure defined by the regulator.

Mobile Telephony Tariff Decree

Decree No. 7 is in effect as of February 12, 1999. It establishes maximum rates for Telefónica Móvil for interconnection services, including Mobile Access Charges, for a period of five years, which expired on February 12, 2004.

On July 25, 2003, Telefónica Móvil presented the Tariff Study to set the tariffs for services subject to tariff setting.

On January 20, 2004, the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction, by means of a decree set the levels, structure and indexation mechanisms of the services subject to tariff setting. That decree was submitted for recording by the Chilean General Comptroller, together with the supporting report.

On April 12, 2004, the Chilean General Comptroller recorded the decrees that set the tariffs for access charges for mobile telephony companies. The tariff decrees were published in the Official Gazette of April 14, 2004.

Management’s Discussion and Analysis Of The Consolidated Financial Statements, continued

8. Regulatory Aspects, continued

Modifications of the Regulatory Framework

Extension of the length of the public telephone services subscriber number.

By means of Resolution No. 1120, of December 28, 2005, published in the Official Gazette on October 4, 2005, Subtel set a period of 10 months to extend by one digit the local telephone numbers in the Primary Zones of Valparaiso and Concepción. The extension for Santiago and the rest of the zones was deferred. In addition, by means of Decree No. 400, of October 4, 2005, issued by the Ministry of Transport and Telecommunications, the Fundamental Telephone Numbering Technical Plan was modified defining the virtual mobile area code to identify the mobile network as the number 9.

Attention of customer complaints by telephone and free communications for emergency services

Decree No.590 issued by the Ministry of Transport and Telecommunication establishes communications free of charge to emergency service numbers 131, 132 and 133 and communications to emergency services are exempt from disconnection of service; it establishes the obligation of the telephone companies to attend to complaints over the telephone and defines a new special number for telephone complaints (105). Telefónica CTC Chile had already incorporated such free of charge communications as of May 6, 2004, in accordance with tariff decree No. 169 and in turn, telephone complaints have been operating since the end of 2000 through the special 107 number. In relation to the enabling of communication with emergency services from a line which has been disconnected, Telefónica CTC Chile enabled telephone lines that depend on switchboards that currently have the capacity and functions necessary to maintain availability of access to emergency services even in case of service disconnection due to breach by the subscriber.

New format of Single Telephone Bill.

Decree No.510 issued by the Ministry of Transport and Telecommunications establishes the minimum contents and other elements of the Single Telephone Bill and sets a period of 120 days which expires on April, 2005 to apply the dispositions established in the mentioned decree.

On January 12, Telefónica CTC Chile requested from Subtel the approval of the contents and design of the new Single Telephone bill in conformity with the mentioned Decree No. 510.

Outside of the specified comment period the Subtel made observations to the proposal made by Telefónica CTC Chile, ordering them to be rectified before issuance to the public, in addition to issuing an Official Circular with instructions for applying the Regulation.

Telefónica CTC Chile filed a complaint before the Chilean General Comptroller against Subtel pertaining to the legality of infringing on the standard that establishes that after 30 days, the proposal made by the concessionary will be understood to be fully approved, which did in fact occur and that is not recognized in the pronouncement.

On August 30, 2005, Subtel responded to the Chilean General Comptroller with respect to the legality complaint filed by Telefónica CTC against the acts of Subtel which made observations on the new model of the Single Telephone Bill outside of the specified comment period.

In its report, Subtel recognizes that it made observations outside of the specified comment period, and formulates its defense on the basis that Telefónica CTC Chile’s model of telephone bill is not in accordance with the legal ordinance.

On October 6, Telefónica CTC Chile presented a writ before the Chilean General Comptroller answering the arguments made by Subtel in its report. As support for the legal thesis stated in the complaint, Telefónica CTC Chile attached a Legal Report to the Chilean General Comptroller from the Administrative Law Professor, which confirms the relevance of the complaint that was filed.

With this information the Chilean General Comptroller must decide whether it accepts or rejects the complaint filed; the pronouncement from the controlling organization is still pending.

Technical Standard that classifies complementary services into categories.

By means of Exempt Resolution No. 1319, of October 6, 2004, the Subtel established the categories of complementary services and attributed the numeration to the respective categories of complementary services that users can access through the public telephone network.

Telefónica CTC Chile made the adjustments to its network to enable, among other aspects, numbering of the complementary Internet narrowband access service, the deadline for which is April 8, 2006.

Public consultation of regulation projects.

In July and August 2004, Subtel started making public inquiries to the relevant parties of the telecommunications sector in respect with proposals for regulations regarding Network Unbundling and IP Telephony.

The Network Unbundling proposal, which was subjected to a new public inquiry in December 2004, defines the services, their operating conditions and adds new services that modify the conditions already defined in the Tariff Decree, defining new obligations that make unbundling more troublesome (obligation to invest, new rights of subscribers, discrimination of obligations according to the technology used, etc.). Furthermore, the obligation to resell is established for mobile companies and the resale conditions are regulated for wholesalers of alternative tariff plans offered by Telefónica CTC Chile. The Company participated in those public inquiries making its observations and formulating its legal objections among which it emphasized that a large part of those proposals are matters of law and not mere regulations, at the same time that other aspects of the regulatory proposal cannot even be addressed in a law since they affect rights guaranteed by the Chilean Constitution.

Regarding the IP Telephony proposal, it defines a special type of broadband telephony, wich is provided using the existing broadband infrastructure, which fewer regulatory requirements than traditional telephony (for example, the multicarrier system for DLD is not applicable), and which discriminates against traditional operators who could not provide the service under these same conditions. The Company, as well as other operators, made their observations and legal objections to this proposal since they consider it, among other aspects, discriminatory and an attack on the development of the industry since it discourages investment in new infrastructure and in broadband.

As of December 31, 2005, Subtel has not made a pronouncement on either case regarding the observations and legal objections made by the Company and by other companies in the sector, nor has it sent to the Chilean General Comptroller the final texts of such regulations for recording.

Lawsuit against the State of Chile

On October 31, 2001, Telefónica CTC Chile, seeking to correct errors in Tariff Decree No. 187 of 1999, filed a motion for reconsideration with the Ministries requesting corrections to the 1999 Tariff Decree No. 187. On January 29, 2002, the Ministries issued a joint rejection of this request, explaining that “having carefully evaluated, only the feasibility and timeliness of the petition made, considering the set of circumstances of the problem and the prudence that must orient public actions”, and that the rejection “has had purpose other than to protect the general interest and progress of the telecommunications services”.

Having exhausted all administrative remedies aimed at correcting the illegal actions taken in the tariff-setting process of May 1999, in March 2002, Telefónica CTC Chile filed a lawsuit for damages against the Government in the amount of Ch$181,038,411,056 plus readjustments and interest, covering past and future damages incurred up to May 2004.

Expert reports were presented on various aspects of the case supporting the position held by Telefónica CTC Chile. On March 29, 2005, the court dictated a resolution summoning the parties to the first instance sentencing which involves an end to the discussion and evidence. A sentence as expected to be declared in the following months.

Voissnet makes a claim before the National Economic Attorney General’s Office (“Fiscalía Nacional Económica”) and files a suit before the Antitrust Commission, both against Telefónica CTC Chile

On January 20, 2005, Telefónica CTC Chile responded to the accusation made by Voissnet filed with the National Economic Attorney General’s Office for alleged events which in its opinion violate free competition, development and growth of Internet technology, fundamentally of broadband telephony, and access to broadband, since they establish the prohibition of carrying voice using the Internet broadband access provided by Telefónica CTC Chile.

On March 14, 2005 Telefónica CTC Chile responded to the complaint filed by Voissnet with the Antitrust Commission (Tribunal de Defensa de la Libre Competencia”), hereafter TDLC, which is founded on the same facts that Voissnet indicated in the accusation filed with the National Economic Attorney General’s Office. Voissnet’s intenti is for the TDLC to force Telefónica CTC to allow third parties to provide IP Telephony through the Internet using the ADSL owned by Telefónica.

Telefónica CTC Chile rejected each and every part of the claims made by voissnet, providing market, legal and regulatory information regarding development of the broadband market in Chile, stating that it has made considerable investments to develop broadband in Chile and has facilitated the participation of all ISPs through an open model, and that it is not opposed to IP telephony, but rather to the anti-competitive practices that companies are attempting to use, taking advantage of investments made by others.

Telefónica CTC Chile in turn filed a counter suit against Voissnet, in order for the Court to correct, prohibit and suppress the serious attempts to limit free competition incurred by that company, by providing telephone services to its subscribers without having the concession required by Law, or complying with the legal, regulatory and technical regulations applicable to telephony that are fulfilled by the public telephone service concessionaries, applying market skimming practices of customers of telephone concessionaries with a greater amount of traffic and which have the broadband service, and taking advantage of the existing infrastructure owned by the mentioned companies, without their authorization, and without any retribution or payment whatsoever for the use of the public telephone network and equipment used to provide broadband Internet access.

Subtel submitted the report requested by the TDLC in relation to the complaint presented by Voissnet, without making reference to the countersuit presented by Telefónica CTC Chile, questioning the contractual restrictions imposed by Telefónica CTC Chile.

On April 8, 2005, Voissnet answered the countersuit filed by Telefónica CTC Chile, stating that it will be rejected in all its parts. By means of resolution dated June 1, 2005, the TDLC deemed that there were no substantial, relevant and controversial facts, therefore the case was not to be received for evidence, but a date would be set to hear the case.

Telefónica CTC Chile appealed the resolution of the TDLC since it considers that there are substantial, relevant and controversial facts that both parties must prove within the evidence stage, and which are determinant for due resolution of this process and it requested that the Court dismiss it and replace it, receiving the case for the evidence stage.

On June 22, 2005, the TDLC dismissed the appeal made by Telefónica CTC Chile, ratifying that in this case only legal and not factual aspects must be clarified.

Management’s Discussion and Analysis Of The Consolidated Financial Statements, continued

8. Regulatory Aspects, continued

On August 16, 2005, Telefónica CTC Chile was notified of the requirement filed against it by the Economic National Attorney General`s Office, based on the same conducts alleged by Voissnet against Telefónica CTC Chile in its complaint of December 2004. In its requirement, the FNE mainly requests the following from the TDLC: That it declare that Telefónica CTC has infringed on free trade, through the creation of artificial entry barriers for new competitors in the local fixed telephony market, ordering it to abstain from persisting in any act or conduct the purpose of which is to prevent granting of IP Telephony. That the Megavía DSL Contracts for Broadband Access to Internet signed by CTC with the ISP be modified, in order to immediately terminate the application of the clauses that prohibit granting of IP voice service. That Telefónica CTC Chile be fined 350 unidades tributarias anuales, o and fine the TDLC in justice determines, and payment of the costs of this case, and that a request be made to the President of the Chile so that, through the applicable ministries, a study should be performed of the modifications needed to the legal and regulatory precepts of the current regulatory framework of the telecommunications market.

On September 2, 2005, Telefónica CTC Chile answered the complaint of the FNE.

The TDLC ordered both processes to be accumulated, which means that the Voissnet lawsuit is suspended until the new lawsuit arrives at the same stage. Therefore, the allegations cited for last August 11 were suspended.

On October 4, 2005, the TDLC accepted the petition of Telefónica CTC Chile to receive the case for evidence, setting the points of evidence. On October 11, 2005, accepting the request of the Company and the FNE for reinstatement, the Court modified the originally defined points of evidence.

On December 15, 2005, Telmex Servicios Empresariales S.A. became a party to the process as a third party interested in the results of the lawsuit, stating to the TDLC that in accordance with current legislation, the broadband voice services provided by Voissnet are a public telecommunications service, and therefore there is no reason that in their provision they are exempt from the regime applicable to all local telephone operators.

On December 20, 2005, the TDLC began hearing evidence from witnesses, with Voissnet providing evidence first followed by the FNE and finally Telefónica CTC Chile. Likewise, on December 27, 2005, the parties filed their technical economic reports.

During January 2006, the TDLC will hear the declarations of the three parties involved in the lawsuit.

Setting Rates for Post Rental

Telefónica CTC Chile together with other telecommunications companies presented objections before the Panel of Experts of the Electricity Law, regarding rates for services corresponding to rental of posts, proposing an annual rate for each post rental of approximately 0.02 UF.

Similarly, the electric distribution companies also presented before the Panel of Experts their objections regarding the post rental rates proposed by the National Energy Commission (NEC) proposing an annual rate of between 0.4 UF and 0.5 UF for each support.

On July 7, 2005 Telefonica CTC Chile and the rest of the telecommunications companies that submmited objections to the Panel of Experts, presented their observations of the objections formulated by the electric companies.

The Court of Appeals rejected the protection petition filed by Chilectra S.A., against the ruling of the Panel of Experts, which made a pronouncement on the objections formulated by the electric and the telecommunications companies against the Technical Report of the CNE. The ruling of the Panel of Experts opted for the amount proposed by the NEC, including the service of post rental.

Chilectra S.A. also filed an appeal with the Chilean General Comptroller regarding the legality of the tariff process. The same was done by the electric companies, ASEP and Chilquita, filing separate appeals before the Chilean General Comptroller. The Chilean General Comptroller has not issued its report.

Last September 16, 2005, the Ministry of Economy submitted to the Chilean General Comptroller for recording, the Tariff Decree that sets the new rates for associated services.

On December 6, 2005, the Chilean General Comptroller returned the decree to the Ministry of Economy, without recording since it deemed that it lacks legality since tariffs must be established during the tariff setting process completed in November 2004, for a 4-year term.

On December 14, 2005, the Ministry of Economy and the National Energy Commission filed an appeal before the Chilean General Comptroller. A pronouncement from the controlling entity is still pending.

Telefónica CTC Chile filed a motion for protection against the decision of the Comptroller before the Santiago Court of Appeals, which was accepted for processing by the court. In the next few days the Comptroller must issue the report requested by the Court of Appeals regarding the motion filed by Telefónica CTC Chile.

Public bidding process to grant wireless local public telephone concessions on the 3,400 – 3,600 MHz frequency band

On September 15, 2005 the projects were delivered to the companies participating in the public tender called by Subtel to grant wireless local public telephone concessions on the 3,400 – 3,600 MHz band.

The companies participating in that tender were Telefónica CTC Chile, Telmex Servicios Empresariales, MIC Chile S.A. (owned by Telmex Chile) and VTR.

On December 13, 2005, Subtel informed that VTR and Telmex were awarded the concessions to offer wireless local telephone throughout the country, through the preferential rights of both companies.

The resolution that awards Telmex the national wireless local public telephone service concession was published in the Official Gazette on December 16, 2005 and the resolutions awarding VTR the regional concessions excluding Regions XI and XII, of the bidding process were published on December 21, 2005.

Telefónica CTC Chile is the only bidder for the projects corresponding to Regions XI and XII, and presented guarantee deposits for faithful, complete and timely compliance with the technical project, procedure prior to the awarding of the concessions for the mentioned regions.

Telefónica CTC Chile appealed the awarding of the concessions in conformity with the procedure established in the General Telecommunications Law. Furthermore, Telefónica CTC Chile filed a public law motion to vacate in respect to the preferential rights of VTR.

Permit for limited television service

Through Exempt Resolution No. 1605 of December 23, 2005, the Undersecretary of Telecommunications granted Tecnonaútica S.A., a limited satellite television service permit to operate throughout the national territory, which complements the authorization that Tecnonaútica S.A. has to provide limited television service through the XSDL broadband network.

9. ANALYSIS OF MARKETS, COMPETITION AND RELATIVE PARTICIPATION

Relevant aspects of the industry

During 2005, the Telecommunications industry maintained the dynamism that characterizes it, with emphasis on the evolution of the mergers and acquisition processes of operators and continuity of the constant changes in consumer choices for telecommunications services, particularly broadband development.

It is estimated that lines in service as of December 2005 reached approximately 3.5 million, reflecting a 3.7% increase in respect to as of December 2004, derived mainly from prepaid telephone services which represent approximately 17% of total lines. Voice services show variations of approximately -7% in local, -13.1% in DLD and -5.6% in ILD in respect to the previous year.

It is estimated that as of December 2005 the mobile telephone market reached a total of 11.2 million subscribers, which represents acumulative growth of 19% with respect to December 2004.

The Internet market shows a migration from narrowband to broadband, with a 46% decrease in the narrowband market with a total estimated 4,150 million minutes and a 46% increase in the broadband market, which as of December 2005, amounts to 739,000 access points, 55% with ADSL technology.

Relevant aspects in the competitive areas

GTD acquires Manquehue Net S.A.

On June 17, 2005, the Board of Directors of Manquehue Net S.A. received the offer made by GTD Grupo Teleductos S.A. to the shareholders of Manquehue Net S.A.

On September 30, 2005, Manquehue Net S.A notified the Chilean Securities and Exchange Comissions that GTD Grupo Teleductos S.A through its subsidiaries GTD Teleductos S.A and GTD Telesat S.A. purchased all the shares of Manquehue Net S.A. there by acquiring control of the company.

América Móvil acquires Smartcom

On August 3, 2005 América Móvil announced the acquisition of 100% of the ownership of the Endesa Spain Group in Smartcom, The company value involved in the operation was US$ 472 million. América Móvil is associated with Telmex Corp. S.A.

Telecom Italia sells its participation in Entel S.A.

On January 24, 2005, Almendral S.A communicated to the Chilean Securities and Exchange Comissions the completion of negotiations with Telecom Italia, for the acquisition of their participation in Entel Chile

On March 29, 2005, Almendral S.A. and its subsidiary Inversiones Altel Limitada, purchased from Telecom Italia International N.V., 5.86% and 48.9%, respectively, of the shares of Entel S.A. The price paid for 54.76% of the shares was US$ 934 million, with a value of US$ 7.21 per share

Liberty Media takes control of United Global Com, Parent Company of VTR and merges its operations in Chile

On January 5, 2004 Liberty Media, owner of 50% of Metrópolis Intercom in association with Claro Group, announced the takeover by the management of United Global Com, owner of 100% of VTR Chile. After the operation, Liberty requested that the Antitrust Commission analyze the possibility of merging VTR and Metrópolis Intercom. Both companies concentrate over 90% of the Pay TV market and are relevant competitors for Telefónica CTC Chile in the broadband market providing cable modem. Likewise, VTR is the second operator of local telephone services in the country.

On June 9, 2004 the National Economic Attorney General’s Office issued its report to the Antitrust Commission recommending the authorization of the merger subject to compliance with a series of restrictions.

On October 25, 2004, the Antitrust Commission resolved to approve the merger of VTR and Metrópolis Intercom, subject to compliance of a series of corporate conditions, of distribution of contents, prices,

Management’s Discussion and Analysis Of The Consolidated Financial Statements, continued

9. Analysis of Markets, Competition and Relative Participation

quality of service and opening cable network broadband to other ISP. These conditions are applied to ensure development of effective competition in the pay TV market in the short-term.

On March 10, 2005 the Supreme Court of Chile authorized the merger of VTR and Metrópolis, however it considered that the transaction could hinder development of effective competition in the pay television market in the short-term, therefore it made the transactions subject to fulfillment of eight conditions, thus ratifying the decision of the Antitrust Commission in respect with merger restrictions.

On July 1, 2005 VTR began unifying its program offer for VTR and former Metrópolis customers.

Telefónica Móviles S.A. acquires the assets of Bellsouth in Latin America and the mobile subsidiary of Telefónica CTC Chile

On March 8, 2004, Telefónica Móviles S.A. announced the agreement to purchase the assets of Bellsouth Corporation in Latin America. This agreement includes the mobile business of Bellsouth in Chile which operates with a 25 Mhz spectrum on the 800 Mhz band with TDMA and 10 Mhz on the 1900 Mhz band with CDMA.

On May 18, 2004, the Board of Telefónica CTC Chile unanimously accepted the association offer made by Telefónica Móviles S.A., for the acquisition of 100% of the mobile subsidiary of Telefónica CTC Chile, subject to the approval of the Shareholders Meeting.

On July 15, 2004, the shareholders’ meeting to decide on the sale of the mobile subsidiary of Telefónica CTC was held. At this meeting a counteroffer was made by the shareholders such that Telefónica Móviles S.A would pay for the taxes derived from the operation.

On July 23, 2004, the contract was signed for the sale of all the shares of the subsidiary, with which Telefónica CTC no longer participates in the mobile business.

Telefónica Móviles S.A. consult Antitrust Commision on the purchase of Bellsouth

Telefónica Móviles S.A., subsidiary of Telefónica S.A. presented to the Antitrust Commision an inquiry regarding the contract denominated “Stock Purchase Agreement” dated March 5, 2004, signed with Bellsouth Corporation, by which it acquires all the telephony assets of the latter in Central and South America, among which is its indirect full ownership of Bellsouth Chile S.A., current mobile telephony operator in the Chilean market.

On January 4, 2005 the Antitrust Commission resolved to approve the consultation of Telefónica Moviles S.A., subsidiary of Telefónica S.A., setting a series of conditions for the merger. One of these conditions directly affects Telefónica CTC Chile, establishing that, any joint offer of services for fixed and mobile telephone services commercialized by the merged company and which, considers fixed telephone services provided by Telefónica CTC Chile, will be understood to be a joint offer made by the latter, which therefore must be governed by Decree No. 742 issued by the Undersecretary of Telecommunications of Chile, published on February 26, 2004.

On April 5, 2005 Telefónica Móviles S.A, subsidiary of Telefónica S.A. launched "Movistar" in Chile, grouping under this brand the mobile subsidiary purchased from Telefónica CTC Chile in July 2004 and the operations of Bellsouth acquired with the approval of the Antitrust Commission in January 2005.

Analysis of relative participation

Local Telephone Service

This market contemplates providing local telephone services within the primary areas, interconnection with other telecommunications companies and other unregulated local services. Entrance to this market is regulated by concessions awarded by Subtel.

Currently 10 companies with 13 brands participate in this market, including three rural operators. The penetration rate as of December 2005 was on the order of 21.1 lines per 100 residents. Telefónica CTC Chile has approximately 71% of the fixed telephone lines as of December 2005.

Long Distance

This market contemplates communications services between primary areas (DLD) and international communications (ILD), also known as intermediate services.

On March 9, 1994 Law No. 19,302 came into effect. It establishes the application of a multicarrier system for domestic and international long distance. This law allows local telephone operators to participate in the long distance market through an independent subsidiary subject to a series of requirements.

In this market there are currently 15 companies operating with 18 carrier codes. Traffic in the DLD market, through fixed telephone lines recorded a 13.8% drop in the fourth quarter of 2005 in respect to the fourth quarter of 2004. In the same period a decrease of 6.0% is estimated in the ILD market. Telefónica CTC Chile, through its subsidiaries Telefónica Mundo and GLOBUS 120, reached an estimated market share of 45.7% in domestic long distance and 33.2% in outgoing international long distance in the fourth quarter of 2005. When considering market shares accumulated from January to December of 2005, Telefónica CTC Chile obtains 46.2% of the Domestic Long Distance market and 32.5% of the International Long distance Market.

Corporate Communications

This business area contemplates providing circuit and data services (Datared, E1, ATM, Frame Relay), IP network solutions, Hosting, ASP and advanced telecommunications solutions for Internet service providers (ISPs). It also includes commercialization of advanced equipment (multiple lines and PABX, among others).

In this business Telefónica CTC Chile competes with 8 companies in the private services arena and in the hosting business with at least

10 companies, reaching a market share in income of approximately 43% accumulated as of the third quarter of 2005, including sale of advanced equipment to companies.

Mobile Communications

Mobile communications includes the provision of mobile communication services (cellular telephone, trunking and wireless data transmission). There are currently three mobile telephone operators, one smaller operator of mobile satellite communications and one operator that offers digital trunking and is authorized to interconnect to the public mobile network.

Telefónica CTC Chile stopped offering mobile services in July 2004. It currently maintains the relationship with this sector through incoming and outgoing fixed telephone service traffic. Fixed mobile traffic increased by 5% in the period from January to December 2005 in respect to the same period the previous year, the upward tendency continues mainly due to the increase in mobile subscribers. Mobile-fixed traffic increased by 3% in the same period.

Pay TV

In the pay television market there is one dominant operator due to the merger of VTR and Metrópolis Intercom who altogether have over 90% of the pay TV market with 743,900 connections as of September 2005, two satellite TV operators and close to 20 cable TV operators in specific areas, which as a group do not exceed 10% of the market.

Internet Access

In this market there are currently approximately 35 ISPs operating effectively, with three of these concentrating 83% of traffic. IP traffic (switchboard) accumulated from January to December 2005 on the network of Telefónica CTC Chile reached 3,267 million minutes, with a 32% drop with respect to the same period in 2004, mainly due to migration of users to broadband.

Telefónica CTC Chile continues with an intensive deployment of Internet access through ADSL broadband, directly to the customer and through a wholesale model to in the ISP industry. As of December 2005, Telefónica CTC Chile’s broadband connections in service reached 314,177 a growth of 56% with respect to December 2004, achieving an estimated broadband market share of 43% as of December 2005, considering speeds equal to or exceeding 128 kbps.

Other Businesses

Comprises the Public Telephone market, in which Telefónica CTC Chile participates through its subsidiary CTC Equipos. There are seven nationwide companies of which CTC Equipos, as of December 2005 has approximately 24% of the market share considering it owns 10,057 public telephones. Additionally, Telefónica CTC Chile has another 12,949 community telephones installed.

On November 20, 2001 a new subsidiary was formed to commercialize and install alarm systems and video cameras for residential and corporate customers, providing monitoring and surveillance services and any other service relating to the above. As of December 2005 it is estimated that Telefónica CTC Chile has a market share of 31% in this service.

10. ANALYSIS OF MARKET RISK

Financial Risk Coverage

With the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and in certain cases at a floating interest rate. For this reason the Company faces two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate coverage instruments, the purpose of which is to reduce the negative impact of the dollar fluctuations on its results. The percentage of interest bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are Cross Currency Swaps, and dollar/UF and dollar/peso exchange hedges.

As of December 31, 2005, the interest bearing debt in original currency expressed in dollars was US$979.1 million, including US$716.4 million in financial liabilities in dollars, US$151.3 million in debt expressed in “unidades de fomento” and US$ 111.4 million of debt in Chilean pesos. In this manner US$716.4 million correspond to debt directly exposed to the variations of the dollar.

Simultaneously, the Company had Cross Currency Swaps, dollar/UF, dollar/peso exchange hedges and assets in dollars that resulted, as of 2005 year-end in close to 0% exposure to foreign exchange.

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of December 31, 2005, the Company had debt at variable interest rates Libor and TAB mainly for bank loans.

To protect the Company from increases in the floating interest rates, derivative financial instruments have been used, particularly Cross Currency Swaps (which protect the Libor rate), to limit the future fluctuation of interest rates. As of December 31, 2005 this has allowed the Company to end with an exposure of 21% of the total interest bearing debt.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2006

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Julio Covarrubias F.
Name: Julio Covarrubias F. Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.